FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY FINANCIAL INFORMATION (ITR)	September 30, 2007 Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56
4 - NIRE (Corporate Registry ID) 35.300.089.901

01.02 - HEADQUARTERS

1 – ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - DISTRICT Jardim Paulista
3 – ZIP CODE 01402-901	4 – CITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0421	8 – TELEPHONE -	9 – TELEPHONE -	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-2667	13 – FAX -	14 - FAX -
15 – E-MAIL cbd.ri@grupopaodeacucar.com.br

01.03 - INVESTORS RELATIONS OFFICER (Company Mailing Address)

1 – NAME Daniela Sabbag
2 - ADDRESS Av. Brigadeiro Luís Antônio, 3142	3 – DISTRICT Jardim Paulista
4 - ZIP CODE 01402-901	5 – CITY SÃO PAULO			6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE -	10 - TELEPHONE -	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2667	14 – FAX -	15 - FAX -
16 - E-MAIL cbd.ri@grupopaodeacucar.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2007	12/31/2007	3	7/1/2007	9/30/2007	2	4/1/2007	6/30/2007
9 – INDEPENDENT AUDITOR Ernst & Young Auditores Independentes S/S					10-CVM CODE 00471-5
11-TECHNICIAN IN CHARGE Sergio Citeroni					12- TECHNICIAN'S CPF (INDIVIDUAL TAXPAYER'S ID) 042.300.688-67

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

01.05 – CAPITAL STOCK

Number of shares (in thousands)	1 – CURRENT QUARTER 9/30/2007	2 – PREVIOUS QUARTER 6/30/2007	3 – SAME QUARTER, PREVIOUS YEAR 9/30/2006
Paid-up Capital
1 – Common	99,679,851	49,839,926	49,839,926
2 – Preferred	128,091,135	64,028,923	63,931,453
3 – Total	227,770,986	113,868,849	113,771,379
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private national
4 - ACTIVITY CODE 1190 – Trade (Wholesale and Retail)
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer's ID)	3 – COMPANY NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA
02	07.145.976/0001-00	VANCOUVER EMPREEND. E PARTICIPAÇÕES LTDA.
03	07.146.013/0001-12	SEVILHA EMPREEND. E PARTICIPAÇÕES LTDA.
04	/ -	CBD HOLLAND B.V.

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF DATE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousand)	8 - SHARE PRICE WHEN ISSUED (In Reais)
01	4/27/2007	4,140,787	186,157	Profit reserve	0	0.0000000000
02	5/15/2007	4,146,418	5,631	Subscription in Assets or Credits	97,470	0.0577700000
03	7/10/2007	4,147,232	814	Public Subscription	16,645	0.0489300000

01.10 – INVESTORS RELATIONS OFFICER

1 – DATE 10/18/2007	2 – SIGNATURE

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1	Total Assets	9,323,416	9,349,653
1.01	Current Assets	2,498,666	2,447,786
1.01.01	Cash and Cash Equivalents	326,531	620,328
1.01.01.01	Cash and Banks	93,492	64,125
1.01.01.02	Marketable Securities	233,039	556,203
1.01.02	Receivables	1,246,665	885,246
1.01.02.01	Clients	754,345	526,913
1.01.02.02	Sundry Receivables	492,320	358,333
1.01.02.02.01	Advances to Suppliers and Employees	45,895	39,962
1.01.02.02.02	Recoverable Taxes	252,567	222,676
1.01.02.02.03	Deferred Income Tax	58,794	44,053
1.01.02.02.04	Receivables Securitization Fund	37,899	0
1.01.02.02.05	Other Receivables	97,165	51,642
1.01.03	Inventories	903,678	906,884
1.01.04	Other	21,792	35,328
1.01.04.01	Prepaid Expenses	21,792	35,328
1.02	Noncurrent Assets	6,824,750	6,901,867
1.02.01	Long-term Receivables	1,356,938	1,535,492
1.02.01.01	Sundry Receivables	908,454	1,067,791
1.02.01.01.01	Receivables Securitization Fund	0	142,866
1.02.01.01.02	Recoverable Taxes	100,324	112,753
1.02.01.01.03	Deferred Income Tax and Social Contribution	584,281	604,568
1.02.01.01.04	Deposits for Judicial Appeals	209,915	192,745
1.02.01.01.05	Accounts Receivable	13,934	14,859
1.02.01.02	Credits with Related Parties	445,351	464,360
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	409,404	430,545
1.02.01.02.03	Other Related Parties	35,947	33,815
1.02.01.03	Other	3,133	3,341
1.02.01.03.01	Prepaid Expenses	3,133	3,341
1.02.02	Permanent Assets	5,467,812	5,366,375
1.02.02.01	Investments	1,122,543	1,112,532
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	1,122,452	1,112,431
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	91	101
1.02.02.02	Property and Equipment	3,936,922	3,803,709
1.02.02.03	Intangible Assets	335,605	379,117
1.02.02.04	Deferred Charges	72,742	71,017

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2	Total liabilities	9,323,416	9,349,653
2.01	Current liabilities	1,961,880	2,023,026
2.01.01	Loans and Financings	299,906	256,095
2.01.02	Debentures	6,207	198,761
2.01.03	Suppliers	1,268,449	1,175,644
2.01.04	Taxes, Fees and Contributions	53,847	63,842
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	333,471	328,684
2.01.08.01	Payroll and Social Contributions	158,303	157,680
2.01.08.02	Utilities	6,291	5,090
2.01.08.03	Rents	24,588	23,784
2.01.08.04	Advertisement	14,299	6,428
2.01.08.05	Insurances	906	1,138
2.01.08.06	Financing due to Purchase of Assets	24,464	63,630
2.01.08.07	Other Accounts Payable	104,620	70,934
2.02	Noncurrent Liabilities	2,414,737	2,415,346
2.02.01	Long-term Liabilities	2,414,737	2,415,346
2.02.01.01	Loans and Financings	145,410	147,257
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	639	5,855
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,489,038	1,482,584
2.02.01.06.01	Provision for Contingencies	1,214,947	1,193,677
2.02.01.06.02	Tax Installments	226,230	235,822
2.02.01.06.03	Provision for Capital Deficiency	35,932	40,078
2.02.01.06.04	Other Accounts Payable	11,929	13,007
2.02.02	Deferred Income	0	0
2.04	Shareholders' Equity	4,946,799	4,911,281
2.04.01	Paid-in Capital	4,147,232	4,146,417
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	282,236	247,533
2.04.04.01	Legal	123,073	123,073

01.01 - IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

02.02 - BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	98,227	63,524
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	60,936	60,936
2.04.04.07.01	Expansion Reserve	60,936	60,936
2.04.05	Retained Earnings/Accumulated Losses	0	0
2.04.06	Advance for Future Capital Increase	0	0

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Sales and/or Services	3,023,596	9,161,086	2,843,612	8,500,082
3.02	Deductions	(479,380)	(1,465,193)	(463,827)	(1,412,453)
3.03	Net Sales and/or Services	2,544,216	7,695,893	2,379,785	7,087,629
3.04	Cost of Sales and/or Services Rendered	(1,809,611)	(5,506,542)	(1,759,475)	(5,059,293)
3.05	Gross Profit	734,605	2,189,351	620,310	2,028,336
3.06	Operating Income/Expenses	(688,858)	(2,043,906)	(664,373)	(1,939,581)
3.06.01	Selling	(448,998)	(1,343,504)	(412,474)	(1,248,713)
3.06.02	General and Administrative	(85,547)	(229,474)	(75,349)	(221,409)
3.06.03	Financial	(42,447)	(125,918)	(66,975)	(154,291)
3.06.03.01	Financial Income	44,910	124,642	49,346	205,551
3.06.03.02	Financial Expenses	(87,357)	(250,560)	(116,321)	(359,842)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(124,051)	(352,786)	(115,288)	(321,205)
3.06.05.01	Taxes and Fees	(13,523)	(44,610)	(17,069)	(38,785)
3.06.05.02	Depreciation/Amortization	(114,045)	(315,288)	(99,621)	(285,601)
3.06.05.03	Loss on Investment in Subsidiary Company	3,517	7,112	1,402	3,181
3.06.06	Equity in the results of subsidiary and associated companies	12,185	7,776	5,713	6,037
3.07	Operating Profit	45,747	145,445	(44,063)	88,755
3.08	Non-Operating Result	(1,555)	(9,180)	(12,633)	(4,523)
3.08.01	Revenues	39	39	13,735	34,872
3.08.02	Expenses	(1,594)	(9,219)	(26,368)	(39,395)
3.09	Income Before Taxation/Profit Sharing	44,192	136,265	(56,696)	84,232

01.01 – IDENTIFICATION

1 - CVM CODE 01482-6	2 - COMPANY NAME CIA BRASILEIRA DE DISTRIBUIÇÃO	3 - CNPJ (Corporate Taxpayer’s ID) 47.508.411/0001-56

03.01 – STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.10	Provision for Income Tax and Social Contribution	(1,360)	(14,015)	(16,010)	(59,184)
3.11	Deferred Income Tax	(5,548)	(16,279)	32,337	41,755
3.12	Statutory Profit Sharing /Contributions	(2,582)	(7,744)	(3,000)	(9,000)
3.12.01	Profit Sharing	(2,582)	(7,744)	(3,000)	(9,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Income/Loss for the Period	34,702	98,227	(43,369)	57,803
	No. SHARES, EX-TREASURY (in thousands)	227,770,986	227,770,986	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.00015	0.00043		0.00051
	LOSS PER SHARE (in reais)			(0.00038)

04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except when indicated otherwise)

1. Operations

Companhia Brasileira de Distribuição ("Company" or “GPA”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", “Compre Bem”,"Extra", “Extra Eletro", “Extra Perto”, “Extra Fácil” and “Sendas”. At September 30, 2007, the Company had 546 stores in operation (539 stores at June 30, 2007), of which 387 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by Novasoc Comercial Ltda., ("Novasoc"), 51 by Sé Supermercados Ltda. ("Sé"), and 102 stores operated by Sendas Distribuidora S.A. ("Sendas Distribuidora").

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro.

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to GPA customers on an exclusive basis (Note 9 (d)). The Company has 50% shareholding of the FIC capital by means of its subsidiary Miravalles Empreendimentos e Participações S.A. ("Miravalles").

c) Casino joint venture

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (Vieri), which became the parent company of GPA, whose control is shared by both group of shareholders.

The General Meeting, held at December 20, 2006, approved the merger of Vieri by the Company, which cancelled shares issued thereby and owned by Vieri and the resulting issuance, in equal number of new common shares of the Company, all of them, non-par, registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), the single shareholder of Vieri at the time of merger. Wilkes was incorporated to operate as a holding of GPA.

2. Basis of Preparation and Presentation of the Quarterly Information

The Quarterly Information was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (“CVM”) and by the Brazilian Institute of Accountants (“IBRACON”).

With a view to providing additional information, the following is being presented: (a) the statement of cash flow, prepared in accordance with the Accounting Rule and Procedure (“NPC”) 20/99 issued by IBRACON and (b) the statement added value, pursuant to the Federal Accounting Board Resolution (“CFC”) 1,010 as of January 21, 2005.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the quarterly information. Accordingly, the quarterly information of the Company and the consolidated quarterly information include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

(i) Cash and banks

Cash and bank accounts comprise the cash and current accounts balances.

(ii) Marketable securities

The marketable securities are registered at cost accrued of income earned up to the balance sheet date and do not exceed the market value. The marketable securities are redeemable within a 90-day term as of the balance sheet date.

b) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts.

The allowance composition is mainly based on the losses historical average, in addition to specific uncollectible accounts receivable.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, upon which owns shared control, the “PAFIDC” (Pão de Açúcar Fundo de Investimento em Direitos Creditórios), for further details, see notes 4(b) and 7.

c) Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (“FIFO”) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

Inventories are also stated by net value of provision for losses and breakage, which are periodically reviewed and evaluated as to their sufficiency.

d) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

e) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

f) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, of both, the one of shorter duration.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance, that do not significantly extend the useful lives of related assets, are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

g) Intangible assets

Intangible assets include goodwill originated from the acquisition of companies and amounts related to the acquisition of trading funds and commercial spots. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with estimated profitability over a maximum period of ten years.

h) Deferred charges

Expenses related to the implementation of projects and the development of new products and business models were accounted based on the feasibility studies and are amortized for a term not exceeding 5 years.

i) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

j) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

k) Taxation

Revenues from sales and services are subject to taxation by the State Value-Added Tax (“ICMS”), Services Tax (“ISS”), Social Contribution Tax on Gross Revenue for Social Integration Program, (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”) to the tax rates in effect in each region and are stated as sales deductions in the statement of income.

Credits resulting from non-cumulative PIS and COFINS are stated deductively from the cost of goods sold in the statement of income. Debits resulting from financial income and credits derived from financial expenses are stated deductively under statement of income.

Advances or amounts subject to offset are stated in the current or noncurrent assets, pursuant to expectation of realization.

Taxation on income include the income tax and social contribution that are calculated based on taxable income (adjusted income), to the applicable rates according to the laws in force – 15%, accrued of 10% over what exceeds R$240 yearly referring to income tax and 9% referring to social contribution.

Deferred income tax assets and social contribution were recorded under the item deferred income tax and social contribution section, derived from tax losses, negative basis of social contribution and timely differences, taking into account the rates in effect of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998, and CVM Instruction 371, as of June 27, 2002, and take in account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, annually approved by the Board of Directors.

l) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 16).

m) Revenues and expenses

Sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of goods includes warehousing and handling costs in the warehouses.

n) Earnings per share

The calculation was made based on the number of outstanding shares at the end of quarter as if net income of the period was fully distributed. Earnings may be distributed, used for capital increase purposes or to compose the profit reserves destined to expansion, based on capital budget.

2. Basis of Preparation and Presentation of the Quarterly Information (Continued)

o) Consolidated quarterly information

The consolidated quarterly information was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Deliberation 247, and include the quarterly information of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, PA Publicidade Ltda. (“PA Publicidade”), and Messina.

Direct or indirect subsidiaries, included in the consolidated, and the interest percentage of the parent company comprise:

	% Interest as of

	9.30.2007	6.30.2007

Novasoc	10.00	10.00
Sé	91.92	91.92
Sendas Distribuidora	42.57	42.57
PAFIDC	6.04	19.40
PA Publicidade	99.99	99.99
Messina	99.99	-
Versalhes	-	90.00
Auto Post MFP	-	99.99
Auto Posto Sigua	-	99.99
Lourenção	-	99.99
Nova Saper	-	99.97
Obla	-	99.99

Although the Company’s interest in Novasoc is represented by 10% of Novasoc quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

As of July 1, 2007, the companies Versalhes, Auto Posto MFP, Auto Posto Sigua, Lourenção, Nova Saper Participações LTDA. (“Nova Saper”) and Obla Participações LTDA. (“Obla”) are stated as part of the operations, in view of the merger of respective subsidiaries by the Company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by the Company.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated quarterly information.

3. Marketable Securities

The marketable securities at September 30, 2007 and at June 30, 2007, earn interest mainly at the Interbank Deposit Certificate (“CDI”) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Current
Resulting from sales through:
Credit card companies	278,051	179,177	375,598	227,307
Sales vouchers and others	59,348	6,452	70,067	12,599
Credit sales with post-dated checks	25,218	7,265	37,715	10,426
Accounts receivable - Subsidiaries	100,361	85,074	-	-
Allowance for doubtful accounts	(4,347)	(3,723)	(5,010)	(4,160)
Resulting from Commercial Agreements	295,714	252,668	329,320	286,642

	754,345	526,913	807,690	532,814

Accounts receivable - PAFIDC	-	-	584,479	773,424

	-	-	584,479	773,424

	754,345	526,913	1,392,169	1,306,238

Noncurrent
Trade accounts receivable - Others	13,934	14,859	13,934	14,859
Trade accounts receivable - Paes Mendonça	-	-	364,173	355,610

	13,934	14,859	378,107	370,469

Customer credit financing accrues pre-fixed interest from 2.99% to 6.49% per month (from 2.99% up to 6.49% at June 30, 2007), and with payment terms of up to 24 months. Credit card sales are receivable with the credit card companies in installments that do not to exceed 12 months. Credit sales, made with post-dated checks accrue interest of up to 6.50% per month (6.50% at June 30, 2007) for settlement in up to 60 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from subsidiaries relate to sales of goods by the Company, to supply the subsidiaries’ stores. Sales of goods by the Company’s warehouses to subsidiaries were carried out at cost.

b) Accounts receivable – PAFIDC

The Company carries out with PAFIDC securitization operations of its credit rights represented by customer credit financing, credit sales with post-dated checks and credit card company receivables. The volume of operations was R$1,577,951 in the quarter ended at September 30, 2007 (R$1,836,876 in the quarter ended at June 30, 2007), in which retained the portion related to services rendered and subordinated interests. The securitization costs of such receivables amounted to R$33,863 (R$26,837 in the quarter ended at June 30, 2007), recognized as financial expenses in results of the quarter ended at September 30, 2007. Services rendered, which are not remunerated, include the credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at September 30, 2007 and June 30, 2007 was R$584,479 and R$773,423, respectively, net of allowance.

4. Trade Accounts Receivable (Continued)

c) Accounts receivable – Paes Mendonça

Accounts receivable Paes Mendonça is composed of credits deriving from the payment of liabilities performed by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by commercial rights of certain stores currently operated by the Company. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current sales transactions carried out between the Company and its suppliers, having the purchase volume as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods supplemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Resulting from:
Credit sales with post-dated checks	(412)	(44)	(550)	(52)
Corporate sales	(3,796)	(3,442)	(4,275)	(3,750)
Other accounts receivable	(139)	(237)	(185)	(358)

	(4,347)	(3,723)	(5,010)	(4,160)

5. Inventories

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Stores	525,933	520,606	726,979	725,919
Warehouses	377,745	386,278	441,348	450,999

	903,678	906,884	1,168,327	1,176,918

Inventories are stated net of provisions for breakage of inventories and obsolescence.

6. Recoverable Taxes

The balances of recoverable taxes at September 30, 2007 and June 30, 2007 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

6. Recoverable Taxes (Continued)

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Current
Income tax and tax on sales	252,567	222,676	283,835	240,308

	252,567	222,676	283,835	240,308
Noncurrent
Tax on sales	100,324	112,753	201,781	218,406

	100,324	112,753	201,781	218,406

Total of recoverable taxes	352,891	335,429	485,616	458,714

7. Pão de Açúcar Receivables Securitization Fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers. Initially, the fund acquired receivables derived from credit card sales, meal ticket , credit sales or postdated check. In 4Q05, the fund no longer acquired credit sales receivables and, in July 2007, postdated check receivables.

PAFIDC has a predetermined duration of five (5) five years, renewable for an additional five-year period, with maturity date at May 26, 2008. The capital structure of the fund at September 30, 2007 is composed of 10,126 senior quotas held by third parties, in the amount of R$672,054, which account for 93.96% of the fund equity (80% at June 30, 2007) and 2,439 subordinated quotas held by the Company and subsidiaries, in the amount of R$43,215, which account for 6.04% of the fund equity (20% at June 30, 2007).

The net assets of PAFIDC at September 30, 2007 and June 30, 2007 are summarized as follows:

	9.30.2007	6.30.2007

Assets
Available funds	130,933	45,024
Accounts receivable	584,479	773,424

Total assets	715,412	818,448

Liabilities
Accounts payable	143	2,456
Shareholders’ equity	715,269	815,992
Total liabilities	715,412	818,448

Subordinated quotas were attributed to the Company and are recorded in current assets, as interest in the securitization fund, the balance of which at September 30, 2007 was R$37,899 (R$142,866 at June 30, 2007, recorded in non-current assets). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

7. Pão de Açúcar Receivables Securitization Fund – PAFIDC (Continued)

The series A senior quotas reached the benchmark profitability of 103.0% of CDI, variable interest interbank rate, from first subscription of quotas up to February 20, 2004, and 105.0% of CDI after this date; the series B senior quotas were yielded at 101.0% of CDI. The remaining balance results will be attributed to the subordinated quotas. The subordinated quotas were redeemed, at July 10, 2007, the amount of R$128,785, restated by the benchmark interest. The series B quotaholders will redeem the remaining balance of R$130,227 (R$126,665 at June 30, 2007) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at September 30, 2007 corresponds to R$541,827 (R$526,424 at June 30, 2007) (Note 13 (iii)).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. After the senior quotas accrue interest, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any losses on the transfer of receivables to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The PAFIDC financial statements for the quarter ended at September 30, 2007 and the financial information related to the year ended at June 30, 2007 were reviewed and audited by other independent auditors, respectively, and are consolidated into the Company’s quarterly information. In the quarter ended at September 30, 2007, total assets and net income, of such investee, represented 6.4% and 18.2%, respectively, in relation to the Company’s consolidated quarterly information (7.1% and 13.8% of total assets in the year ended at June 30, 2007 and net income in the quarter ended at June 30, 2007, respectively).

8. Balances and Transactions with Related Parties

				Balances

Company	Accounts receivable (payable)	Trade commissions receivable (payable)	Intercompany receivable (payable)	Dividends payable

Pão de Açúcar Indústria e Comércio S.A.
(“PAIC”)	1,192	-	-	-
Casino	(455)	-	-	-
Península Participações Ltda.	9,388	-	-	-
Sendas S.A.	-	-	17,824	-
Novasoc	19,344	27,781	-	-
Sé	40,618	359,130	-	-
Sendas Distribuidora	30,413	(111,795)	134,289	-
FIC	5,030	-	-	-
Others	-	13,092	-	-

Balance at 9.30.2007	105,530	288,208	152,113	-

Balance at 6.30.2007	48,504	340,102	198,614	-

Transactions held during the quarter ended at September 30, 2007

Company	Services rendered and rentals	Net sales (purchases)	Net financial income

Pão de Açúcar Indústria e Comércio S.A. (“PAIC”)	4,780	-	-
Casino	(4,298)	-	-
Fundo de Invest. Imob. Península	(86,204)	-	-
Novasoc	5,199	137,046	-
Sé	11,832	326,193	-
Sendas Distribuidora	91,450	149,549	(4,175)
Versalhes	-	(128,171)	-
FIC	2,263	-	-
Others	(9,486)	-	-

Balance at 9.30.2007	15,536	484,617	(4,175)

Balance at 6.30.2007	12,196	279,211	(4,309)

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, Sendas Distribuidora and Versalhes, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at prices and conditions agreed upon the parties. The trade commission contracts with related parties are subject to an administration fee.

(i) Leases

The Company leases 21 properties from the Diniz Group. For the quarter ended at September 30, 2007, payments under such leases totaled R$3,109 (R$3,737 in the quarter ended at September 30, 2006), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

8. Balances and Transactions with Related Parties (Continued)

(i) Leases (Continued)

Sendas Distribuidora leases 57 properties from the Sendas Group and 7 properties from the Company. For the quarter ended at September 30, 2007, the total lease payments amounted to R$6,762 and R$1,265, respectively (R$7,191 and R$1,218, in the quarter ended at September 30, 2006, respectively), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues. In September 2005, the amount of R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which are being amortized in 37 installments.

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

At October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península. The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. The Company was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, the Company has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases.

The total amount paid under these leases for the quarter ended at September 30, 2007 was R$28,798, of which R$27,986 paid by the Company, R$692 paid by Novasoc and R$120 paid by Sé (in the quarter ended at September 30, 2006 – R$27,680, of which R$26,861 paid by the Company, R$707 paid by Novasoc and R$112 paid by Sé). These new amounts include an additional contingent rental based on 2.0% of the stores revenues.

(iii) Apportionment of corporate expenses

Central corporate expenses, such as purchases, treasury, accounting, human resources and the Shared Services Center (“CSC”), are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

(iv) Technical Assistance Agreement with Casino

At the Company’s Board of Directors meeting held at July 21, 2005, a Technical Assistance Agreement was signed between the Company and Casino, whereby, through the annual payment of US$2,727, Casino shall provide services to the Company related to technical assistance in the human resources, private label, marketing and communications, global campaigns and administrative assistance areas, among others. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. For the quarter ended at September 30, 2007, the Company paid R$1,323 (R$1,533 in the quarter ended at September 30, 2006) in relation to the services provided for in such agreement.

9. Investments

a) Information on investments at September 30, 2007 and June 30, 2007

	Quarter ended at September 30, 2007

	Shares/ quotas held	Interest (direct or indirect) in the capital stock %	Paid-in capital	Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter

Novasoc	1,000	10.00	10	(35,932)	3,768
Sé	1,133,990,699	91.92	1,233,671	1,220,201	12,976
Sendas Distribuidora	449,999,994	42.57	835,677	(47,164)	10,611
Miravalles	107,893	50.00	257,209	204,022	(19,716)
PA Publicidade	99,999	99.99	100	843	266
Messina	13,357,467	99.99	13,357	13,357	-

	Quarter ended at June 30, 2007

	Shares/ quotas held	Interest (direct or indirect) in the capital stock %	Paid-in capital	Shareholders’ equity (capital deficiency)	Net income (loss) for the quarter

Novasoc	1,000	10.00	10	(39,700)	3,288
Sé	1,133,990,699	91.92	1,233,671	1,207,225	(6,810)
Sendas Distribuidora	449,999,994	42.57	835,677	(57,775)	(42,768)
Miravalles	65,222	50.00	244,909	211,436	(21,757)
Nova Saper	36,362	99.97	-	100	-
Versalhes	10,000	90.00	10	(382)	(217)
Auto Posto MFP	14,999	99.99	15	587	155
Auto Posto Sigua	29,999	99.99	30	(34)	(2)
PA Publicidade	99,999	99.99	100	577	102
Lourenção	1,905,615	99.99	1,906	1,315	(170)
Obla	170,999	99.99	171	171	-

b) Change in investments

	Parent Company					Consolidated

	Novasoc	Sé	Lourenção	Other	Total	Consolidated

Balances at March 31, 2007	-	1,115,942	1,484	1,107	1,118,533	73,699

Additions	-	-	-	7,936	7,936	43,200
Write-offs	-	-	-	(100)	(100)	(100)
Equity results	3,288	(6,260)	(169)	59	(3,082)	(10,879)
Transfer to intangible assets				(7,765)	(7,765)	-
Transfer to capital deficiency	(3,288)	-	-	197	(3,091)	-

Balance at June 30, 2007	-	1,109,682	1,315	1,434	1,112,431	105,920

Additions				-	-	6,150
Mergers				-	-	-
Equity results			(1,308)	(765)	(2,073)	(100)
Transfer to capital deficiency	3,769	11,928	(7)	12	15,702	(9,867)
	(3,769)	-	-	252	(3,517)	-

Balance at September 30, 2007	-	1,121,610		933	1,122,543	102,103

9. Investments (Continued)

b) Change in investments (Continued)

(i) Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities prior to the leasing agreement. The operating lease annual rental payments amounted to R$2,262 in the quarter ended at September 30, 2007 (R$2,186 in the quarter ended at September 30, 2006), including an additional contingent rental based on 0.5% to 2.5% of the stores revenues.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At September 30, 2007, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$35,932 (R$39,701 at June 30, 2007), under “Provision for capital deficiency” to recognize its obligations before creditors.

(ii) Sé – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d)).

c) Investment agreement – Company and Sendas

In February 2004, based on the Investment and Association Agreement, the Company and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both chains in the State of Rio de Janeiro. The Company’s indirect interest in Sendas Distribuidora at September 30, 2007 corresponded to 42.57% of total capital. It is incumbent upon GPA’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to swap its paid-in shares or a portion thereof, for preferred shares of the Company. At September 30, 2007, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% not paid-in yet.

Should Sendas S.A. exercise such right to swap, the Company will comply with the obligation, by means of one of the following:

i) To conduct the share swap for the value of transfer (*);

ii) To purchase the shares on which the swap rights have been exercised in cash, for the value of transfer (*);

iii) To adopt any corporate procedure (the Company’s capital increase, merger of shares as per article 252 of the Brazilian Corporate Law, or any other);

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

(*) Value of transfer will be the value of the paid-in shares (23.65% at September 30, 2007 and June 30, 2007), which must be the higher between the two options below, limited to the Company’s market value:

  Price of shares calculated based on the company’s valuation to be calculated by acknowledged investment bank;
  Price of shares calculated based on the company’s valuation, equivalent to forty percent (40%) on gross sales of Sendas Distribuidora in the twelve (12) months preceding the acquisition date.

The Company preferred shares issued to meet the swap shall only be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: one third (1/3) of the Company preferred shares;

  Between February 1, 2010 and January 31, 2013: one third (1/3) of the Company preferred shares; and

  As from February 1, 2013: the shares remaining balance still held by Sendas S.A.

At September 16, 2005, Sendas S.A. and the Company and its subsidiaries entered into the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders’ Agreement that resolved on:

  The adoption of new proportionality when appointing Board of Director members, being the Company then entitled to appoint 7 out of the 13 members to be elected;

  The restriction to the veto right of Sendas S.A. only as to the alteration in the Company’s purpose;

  The postponement of the additional term ("second term") of payment of class A preferred shares not paid in by Sendas S.A., to until February 28, 2014. In the second term, the payment of subscribed shares shall only be made in cash, especially by using dividends paid by the Company to Sendas S.A. After this term, should there be no payment, such shares will be cancelled.

At October 19, 2006, Sendas S.A. notified the Company, expressing the exercise of put, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. The Company, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, the Company was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Fundação Getúlio Vargas) informing that Sendas S.A. has filed and appealed and brought the matter to arbitration, authority expected to discuss such matter.

9. Investments (Continued)

c) Investment agreement – Company and Sendas (Continued)

At January 5, 2007, Sendas S.A. notified the Company, expressing the exercise of right to swap the totality of paid-in shares owned thereby with preferred shares of the Company’s capital stock, pursuant to Clause 6.9.1 of Sendas Distribuidora Shareholders' Agreement, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, the Company and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding, the status of which is outlined as follows:

  April 13, 2007 - Sendas S.A. formally submitted its arguments at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  June 1, 2007 - the Company formally submitted its arguments at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  June 28, 2007 - Sendas submitted its reply at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  July 1, 2007 - The Company submitted its reply at the Chamber of Conciliation and Arbitration of FGV (Fundação Getúlio Vargas);

  September 4, 2007 - The parties specified the pieces of evidence that they intend to produce in the arbitration process;

  September 18, 2007 - The parties, jointly with the Court of Arbitration, signed the Addendum to Arbitration Commitment with the purpose of performing a preliminary hearing prior to the examination of the request for evidence by the Court;

  October 4, 2007 - Performance of the Preliminary Hearing with the oral argument of both parties attorneys;

  November 5, 2007 - The parties submitted their written arguments to the Arbitration Court.

The Court of Arbitration, within a 30-day term, extendable for another 30 days, shall render its decision about the requests for production of evidence and the untimeliness of the put exercise.

(i) CADE (Administrative Council for Economic Defense)

At March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between the Company and Sendas S.A. in the State of Rio de Janeiro. Such agreement establishes conditions to be observed until the final decision on the association process, among them: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) the maintenance of the job positions in accordance with the average gross revenue by employee of the five largest supermarket chains; c) the non-reduction of the terms of current lease agreements.

9. Investments (Continued)

(i) CADE (Administrative Council for Economic Defense) (Continued)

At October 24, 2007, CADE, approved the association between the Company and Sendas to incorporate Sendas Distribuidora S.A. The new company will operate in the state of Rio de Janeiro, and possibly expand to the state of Espírito Santo on a limited basis, requiring the petitioner to dispose within 60 days one of its stores located in the city of Cabo Frio – state of Rio de Janeiro.

(ii) Capital subscription by the AIG Group

At November 30, 2004, the shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the Sendas Distribuidora total capital. According to the above mentioned agreement, the Company and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against the Company which may be used to subscribe up to three billion preferred shares to be issued by the Company in a future capital increase.

The price of the future issuance of the Company preferred shares will be set based on market value at the time of issuance, and the intention is to enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora’s shares results in more than the value of three billion shares of the Company, it will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation is based on the EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization), EBITDA multiple and the net financial indebtedness of Sendas Distribuidora. This “exit price” will give AIG the right to purchase the Company preferred shares according the criteria below:

  Should the “exit price” be lower than the equivalent to two billion the Company preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “exit price” divided by the Company preferred shares market value;

  Should the “exit price” exceed the equivalent to two billion the Company preferred shares (at market value on the occasion), the number of shares to be issued will be, at the Company discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “exit price” and the amount equivalent to the number of the Company preferred shares issued (defined by the Company) will be paid in cash.

9. Investments (Continued)

(ii) Capital subscription by the AIG Group (Continued)

At September 30, 2007, total AIG shareholding represented a credit of R$143,705 (R$135,943 at June 30, 2007), which, converted to the average quotation of the last week of September 2007 of the Company shares in the São Paulo Stock Exchange (“BOVESPA”), would be equivalent to a total of 2,453,142 shares (3,921,068 shares at June 30, 2007) of the Company (1.38% of its capital).

d) Investment agreement – the Company and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú Companhia S.A. (“FIC”), with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to GPA’s customers.

At December 22, 2005, an amendment to the partnership agreement between the Company, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of the referred performance goals were established.

This partnership is effective for 20 years and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

At the Extraordinary General Meeting held at June 28, 2007, the shareholders subscribed all the shares issued by Miravalles, in the total amount of R$86,400, and the Company paid-in the amount of R$43,200, corresponding to the proportion of shares owned. The remaining was paid-in by another shareholder at same date.

The Miravalles’ financial information for the quarter ended at September 30, 2007 and the quarterly information related to the previous quarter, was reviewed by other independent auditors. In the quarter ended at September 30, 2007, total assets and equity results of operations of said investee represented 9.0% and -27.0%, respectively, in relation to the Company’s consolidated quarterly information (0.4% and -34.0% at September 30, 2006).

e) Merger of Assets

The Extraordinary General Meeting held on July 5, 2007 approved the merger of the companies Auto Posto Sigua Ltda., Auto Posto MFP Ltda., Lourenção Supermercados Ltda., Obla Participações Ltda., Nova Saper Participações Ltda., and Versalhes Comércio de Produtos Eletrônicos Ltda., the net assets of which on the date of merger are listed below:

9. Investments (Continued)

e) Merger of Assets (Continued)

	Sigua	MFP	Lourenção	Obla	Nova Saper	Versalhes
Assets
Current assets	346	586	1,137	18	-	52,270
Noncurrent assets	-	-	-	-	-	-
Property and equipment	89	630	450	153	101	-
Investments	-	-	-	-	-	-

Total	435	1,216	1,587	171	101	52,270

Liabilities
Current liabilities	469	629	272	-	-	52,652
Noncurrent liabilities	-		-	-	-	-

Total	469	629	272	-	-	52,652

Net assets	(34)	587	1,315	171	101	(382)

10. Property and Equipment

	Annual depreciation rates		Parent Company

				9.30.2007		6.30.2007

	Nominal	Weighted average	Cost	Accumulated depreciation	Net	Net

Land	-	-	652,969	-	652,969	643,707
Buildings	3.3	3.3	2,073,722	(409,292)	1,664,430	1,638,500
Leasehold
improvements	*	6.8	1,390,575	(530,895)	859,680	837,477
Equipment	10.0 to 33.0	16.8	906,809	(533,412)	373,397	345,746
Facilities	20.0 to 25.0	20.0	412,784	(326,779)	86,005	84,288
Furniture and fixtures	10	10.0	202,876	(88,775)	114,101	109,898
Vehicles	20	20.0	23,321	(13,975)	9,346	8,241
Construction in progress	-	-	128,356	-	128,356	95,359
Other	10	9.1	74,068	(25,430)	48,638	40,493

			5,865,480	(1,928,558)	3,936,922	3,803,709

Average depreciation rate for the period - %					4.03	2.75

10. Property and Equipment (Continued)

			Consolidated

	Annual depreciation rates		9.30.2007			6.30.2007

	Nominal	Weighted average	Cost	Accumulated Depreciation	Net	Net

Land	-	-	694,645	-	694,645	685,536
Buildings	3.3	3.3	2,173,196	(435,890)	1,737,306	1,711,270
Leasehold
improvements	*	6.8	1,932,467	(747,802)	1,184,665	1,165,901
Equipment	10.0 to 33.0	16.8	1,120,034	(645,404)	474,630	447,020
Facilities	20.0 to 25.0	20	551,656	(419,354)	132,302	131,893
Furniture and fixtures	10	10	293,038	(123,490)	169,548	167,020
Vehicles	20	20	24,120	(14,392)	9,728	8,661
Construction in progress	-	-	130,409	-	130,409	95,371
Other	10	9	74,198	(25,467)	48,731	40,559

			6,993,763	(2,411,799)	4,581,964	4,453,231

Average depreciation rate for the period - %					4.37	2.98

* Leasehold improvements are depreciated based on estimated useful life of the asset or the lease term of agreements, whichever is shorter.

a) Additions to property and equipment

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Additions	195,697	196,649	215,269	206,200
Capitalized interest	11,507	9,954	12,088	10,533

	207,204	206,603	227,357	216,733

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

11. Intangible Assets

	Parent Company	Subsidiaries	Consolidated

Balance at March 31, 2007	394,264	212,311	606,575
Additions	500	-	500
Transfer of investment	7,765	-	7,765
Amortization	(23,412)	(5,799)	(29,211)

Balance at June 30, 2007	379,117	206,512	585,629
Transfer to property and equipment	(9,551)	-	(9,551)
Amortization	(33,961)	(8,765)	(42,726)

Balance at September 30, 2007	335,605	197,747	533,352

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to “Intangible assets”, and will be amortized over periods consistent with the earnings projections on which they were originally based, for a term up to 10 years.

11. Intangible Assets (Continued)

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its subsidiary Sendas Distribuidora. Based on this review, we concluded the need of provision for partial reduction of goodwill, the net effect of which on the consolidated was R$268,886, recorded under the non-operating result item at December 31, 2006. The deferred tax credits were fully provisioned (Note 17 b (ii)).

12. Deferred Charges

	Parent Company	Subsidiaries	Consolidated

Balance at March 31, 2007	73,702	97	73,799
Additions	795	-	795
Amortization	(3,480)	(2)	(3,482)

Balance at June 30, 2007	71,017	95	71,112
Additions	4,887	4,887	4,932
Amortization	(3,162)	(3,162)	(3,208)

Balance at September 30, 2007	72,742	94	72,836

Expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

• Categories management;
• Maximum efficiency in supermarket stores;
• Implementation of CSC;
• Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – “Extra Fácil”. The projects already concluded are being amortized by a minimum term of 5 years.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Short-term
In local currency
BNDES (ii)	TJLP + 1.0% to 4.125%	72,318	69,631	72,318	69,631

Working capital (i)	TJLP + 1.7%	7,369	7,478	7,369	7,478

	Weighted average rate of 103% of
Working capital (i)	CDI (104% at June 30, 2007)	33,199	166	107,531	304,314

PAFIDC Quotas (iii)	Senior A – 105% of CDI	-	-	541,827	-
	Senior B – 101% of CDI	-	-	130,227	-

Leasing	CDI rate + 0.14% p.a.	4,304	-	4,304	-

In foreign currency -	with swap for Brazilian reais
	Exchange variation + 4.1% to
BNDES (ii)	4.125%	8,317	9,537	8,317	9,538

	Weighted average rate of 102.5% of
Working capital (i)	CDI (103.0% at June 30, 2007)	168,508	166,257	411,537	435,370

Imports	US dollar exchange variation	5,891	3,026	8,351	4,288

		299,906	256,095	1,291,782	830,619

Long-term
In local currency
BNDES (ii)	TJLP + 1.0% to 4.125%	123,690	131,120	123,690	131,120

Working capital (i)	TJLP + 1.7%	935	2,693	935	2,693

PAFIDC Quotas (iii)	Senior A – 105% of CDI	-	-	-	526,424
	Senior B – 101% of CDI	-	-	-	126,665

Leasing	CDI rate + 0.14% p.a.	9,927	-	9,927	-

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	Exchange variation + 4.125%	10,858	13,444	10,858	13,444

	Weighted average rate of 104.2% of
Working capital (i)	CDI (104.0% at June 30, 2007)	-	-	428,301	416,819

		145,410	147,257	573,711	1,217,165

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at September 30, 2007 was 12.36% (13.16% at June 30, 2007).

13. Loans and Financing (Continued)

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of GPA growth. This is made without guarantees, but endorsed by the Company in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

				Consolidated

		Grace	Number of
		period in	monthly
Contract date	Annual financial charge	months	installments	Maturity	9.30.2007	6.30.2007

Nov 10, 2000	Foreign currency basket + 3.5%	20	60	Jul 2007	-	534
Apr 25, 2002	TJLP + 3.5%	6	60	Oct 2007	854	3,417
Apr 25, 2002	Foreign currency basket + 3.5%	6	60	Oct 2007	102	417
Nov 11, 2003	TJLP + 4.125%	12	60	Nov 2009	121,804	135,848
Nov 11, 2003	TJLP + 1.0%	12	60	Nov 2009	7,357	8,204
Nov 11, 2003	Foreign currency basket + 4.125%	14	60	Jan 2010	19,072	22,031

May 9, 2007	TJLP + 3.2%	4	60	Nov 2012	65,993	53,282

					215,182	223,733

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. For the quarters ended at September 30, 2007, R$124 was added to the principal (R$186 at June 30, 2007).

At a meeting held at March 8, 2007, the board of executive officers of BNDES authorized the granting of a new funding in the amount of R$187,330, with a 6-month grace period and 60 months for amortization, with interest rates ranging from 2.7% to 3.2% above TJLP (long-term interest rate).

The new funding granted to the Company by BNDES will finance investments, as a whole, referring to the opening of 15 new stores and support in the modernization of various existing stores.

13. Loans and Financing (Continued)

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” (see additional explanations in Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date

Senior A	5,826	105% of CDI	5.26.2008
Senior B	4,300	101% of CDI	5.26.2008

(iv) Maturities – long-term:

	Parent Company	Consolidated

	09.30.2007	09.30.2007

2008	22,437	220,316
2009	81,056	82,084
2010	16,442	245,835
2011	13,512	13,512
2012	11,963	11,964

	145,410	573,711

14. Debentures

a) Breakdown of outstanding debentures:

			Annual
	Type	Outstanding	financial charges	P.U.	9.30.2007	6.30.2007

5th issue - 1st series	Floating	16,184	CDI + 0.95%	10,308.14	-	166,827
	No
6th issue - 1st series	Preference	54,000	CDI + 0.5%	10,409.50	544,289	562,113
	No
6th issue - 2nd series	Preference	23,965	CDI + 0.5%	10,409.50	241,554	249,464
6th issue - 1st and 2nd	Swap
series	Interest		104.96% of CDI		14	7

Total					785,857	978,411

Noncurrent liabilities					779,650	779,650

Current liabilities					6,207	198,761

14. Debentures (Continued)

b) Debenture activity:

	Number of
	debentures	Amount

At March 31, 2007	40,149	401,490

Amortization of principal - 5th issue	(23,965)	(239,650)
6th issue	77,965	779,650
Net interest from payments and swap		36,921

At June 30, 2007	94,149	978,411

Amortization of principal - 5th issue	(16,184)	(161,840)
6th issue	-	-
Net interest from payments and swap		(30,714)

At September 30, 2007	77,965	785,857

c) Additional information

Sixth issue – at March 1, 2007, shareholders approved the issue and public placement of R$779,650 of 77,965 non-convertible debentures. The Company received proceeds of R$ 551,518 for 54,000 debentures issued from the first series, and R$245,263 for 23,965 debentures (with negative goodwill of 0.24032%), issued in second series. Out of the total of second series, R$242,721 were used to amortize 23,965 debentures from the fifth issue and part of interest. Debentures are indexed to the average CDI rate, with 0.5% interest p.a., payable every six months, starting at September 1, 2007 and ending at March 1, 2013. The amortization of debentures will occur at March 1, 2011, March 1, 2012 and March 1, 2013, amounting to 25,988 debentures for each year. The debentures will not be subject to renegotiation until the maturity date, on March 1, 2013. The Company is in compliance with debt covenants provided for in the 6th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), less than or equal to 3.25.

15. Taxes and Social Contribution Payable

These are composed of the following:

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Taxes and contribution payable
Taxes paid installments	47,349	46,907	49,648	49,207
PIS and COFINS payable	4,975	7,459	8,954	11,423
Provision for income tax
and social contribution	1,523	9,476	9,048	16,739

	53,847	63,842	67,650	77,369

15. Taxes and Social Contribution Payable (Continued)

The Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	9.30.2007	6.30.2007	9.30.2007	6.30.2007

Current
I.N.S.S.	37,006	36,571	37,131	36,701
C.P.M.F.	9,926	9,930	11,938	11,944
Others	417	406	579	562

	47,349	46,907	49,648	49,207

Noncurrent
I.N.S.S.	175,777	182,857	176,435	183,536
C.P.M.F.	47,148	49,650	56,706	59,722
Others	3,305	3,315	4,581	4,592

	226,230	235,822	237,722	247,850

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsels, as shown below:

	Parent Company

			Reversals /	Monetary
	6.30.2007	Additions	Payments	Restatement	9.30.2007

Tax:
COFINS and PIS	998,683	4,745	-	15,506	1,018,934
Other	26,088	-	-	582	26,670
Labor	41,845	3,610	(4,065)	1,366	42,756
Civil and other	127,061	7,549	(10,599)	2,576	126,587

Total	1,193,677	15,904	(14,664)	20,030	1,214,947

	Consolidated

			Reversals /	Monetary
	6.30.2007	Additions	Payments	Restatement	9.30.2007

Tax:
COFINS and PIS	1,038,242	8,067	-	16,147	1,062,456
Other	27,647	236	-	619	28,502
Labor	44,209	6,264	(5,052)	1,487	46,908
Civil and other	143,685	8,024	(11,912)	2,899	142,696

Total	1,253,783	22,591	(16,964)	21,152	1,280,562

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the SELIC - Central Bank Overnight Rate, which was 12.41% at September 30, 2007 (13.21% at June 30, 2007), and are subject, when applicable, to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, in the total amount of R$958,085 (R$944,421 at June 30, 2007) resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the Company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10637/02 and COFINS, as from February 2004 by means of Law 10833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet in the amount of R$104,372 (R$93,821 at June 30, 2007), includes the unpaid installment, monetarily restated. In addition, the company challenges the limit of percentage and the term for appropriation of COFINS credit over the initial inventory carried with the Law 10833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding IRRF (withholding income tax) and CSL (social contribution on income), which also awaits decision by administrative appellate court judge, d) administrative assessment due to offsetting of INSS credit verified by the company under the viewpoint of undue payment over allowance not provided for by law, which is pending court decision; e) tax assessment in relation to transactions of purchase, industrialization and sales for soybean exports and its byproducts, in which, according to the tax authority’s understanding, there was no distribution of goods. Referring to the federal scope, the Company was served notice for these operations, in relation to PIS, COFINS and income tax. The amount recorded in accounting books for such issues is R$28,502 (R$27,647 at June 30, 2007). The Company has no judicial deposits related to such issues.

16. Provision for Contingencies (Continued)

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At September 30, 2007, the Company recorded a provision of R$46,908 (R$44,209 at June 30, 2007) evaluated as probable risk for contingencies related to labor claims. The labor claims the loss of which is deemed as possible by our legal counsels is R$7,548 (R$8,044 at June 30, 2007). Management, based on advice from legal counsel, evaluates these contingencies and provides for losses where reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate) (1.68% accrued over the last 12 months in the quarter ended at September 30, 2007), plus 1% monthly interest. The earmarked judicial deposits amount is R$45,243 (R$41,542 at June 30, 2007).

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsels consider losses to be probable.

Among these lawsuits, we point out the following:

• The company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$45,097 (R$47,394 at June 30, 2007) and the Company effected a R$8,053 judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

• The Company filed a declaratory action alleging the non-existence of legal relationship concerning the requirement to pay contribution to SEBRAE (Brazilian Micro and Small-Sized Companies Support Services), as enacted by Law 8,029/90, in order to also obtain the acknowledgement of restated credit for offsetting the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training) without the 30% restriction. The Company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The lawsuit awaits decision on extraordinary appeal. The accrued amount is R$35,682 (R$34,162 at June 30, 2007), and with judicial deposit in the amount of R$35,510 (R$33,940 at June 30, 2007).

• The Company, by means of a writ of mandamus, is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$32,532 (R$31,888 at June 30, 2007). There is no judicial deposit for this lawsuit.

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At September 30, 2007 the accrual amount for these lawsuits is R$14,527 (R$13,426 at June 30, 2007), for which there are no judicial deposits.

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable, therefore, have not been accrued, at September 30, 2007, as follows:

• INSS (Social Security Tax) – the Company was also served notice regarding failure to levy payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$111,142 (R$108,940 at June 30, 2007). These lawsuits are under administrative discussion.

• Income tax, withholding income tax and social contribution – The Company was served administrative notices referring to the taxes aforementioned, with varied subject-matters, such as offset-related proceedings, not deductible provisions, and all of them await decision in administrative level, the amount of which corresponds to R$54,578 (R$53,837 at June 30, 2007).

• COFINS, PIS and CPMF (Provisional Contribution on Financial Operation) – The Company was served notice in the administrative level regarding the taxes mentioned with various subject-matter, such as petitions for Finsocial offset, divergence in tax payments, in addition to PIS and COFINS in the assessment of soybean operations, previously mentioned. The amount involved in these assessments is R$239,135 (R$233,031 at June 30, 2007) and the proceeding is awaiting administrative decision.

• ICMS – The Company was served notice by state tax authorities as to the appropriation of electric power credits from acquisition of suppliers deemed as disreputable, recovery of tax replacement without due compliance with ancillary liabilities enacted by Ordinance CAT 17 of the state of São Paulo, among others less significant. The sum of these assessments amounts to R$437,927 (R$351,325 at June 30, 2007), which await final decision both in administrative and judicial levels.

• ISS, IPTU (Local Real Estate Tax), Property Transfer Tax (“ITBI”) and other – These refer to assessments on third parties withholding, divergence in tax payment, fines due to noncompliance with ancillary liabilities and sundry taxes, the amount of which is R$13,625 (R$12,877 at June 30, 2007) and awaiting both administrative and judicial decisions.

• Other contingencies – These are related to administrative proceedings and lawsuits under the civil court level, special civil court and the Consumer Protection Agency – PROCON (in many states), IPEM (Weight and Measure Institute), INMETRO (National Institute of Metrology, Standardization and Industrial Quality) and ANVISA (National Health Surveillance Agency), these in great majority related to lawsuits for damages, amounting to R$47,013 (R$54,678 at June 30, 2007).

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

Occasional adverse changes in the expectation of risk to lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial lawsuits.

f) Guarantees

The Company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

			Letter of
Lawsuits	Properties	Equipment	guarantee	Total

Tax	361,886	2,123	158,770	522,779
Labor	5,211	2,735	45,747	53,693
Civil and others	11,003	713	14,103	25,819

Total	378,100	5,517	218,620	602,291

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Income before income tax and social
contribution	136,265	84,232	96,114	810

Income tax and social contribution at nominal
rate	(34,066)	(21,058)	(30,343)	(258)
Income tax incentive	350	2,731	644	3,449
Equity results and provision for capital deficiency
of subsidiary	3,722	791	(9,042)	(14,573)
Other permanent adjustments and social
contribution rates, net	(300)	107	11,012	10,636

Effective income tax	(30,294)	(17,429)	(27,729)	(746)

Income tax for the year
Current	(14,015)	(59,184)	(32,624)	(82,763)
Deferred	(16,279)	41,755	4,895	82,017

Income tax and social contribution expense	(30,294)	(17,429)	(27,729)	(746)

Effective rate	-22.2%	-20.7%	-28.9%	-92.1%

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Deferred income and social contribution tax assets
Tax losses	6,602	7,300	324,277	287,902
Provision for contingencies	48,011	57,494	67,717	70,311
Provision for hedge and levied on a cash basis	14,689	13,972	63,249	68,244
Allowance for doubtful accounts	11,404	11,248	11,629	11,363
Amortized goodwill	24,502	23,145	75,366	76,412
Income tax on goodwill - Vieri	517,294	517,294	517,294	517,294
Provision for goodwill reduction	-	-	147,550	153,597
Deferred gains from shareholding dilution, net	1,377	3,953	1,478	3,953
Other	19,196	14,215	20,237	19,926

Deferred income and social contribution tax assets	643,075	648,621	1,228,797	1,209,002

Provision for Deferred Income Tax realization	-	-	(147,550)	(153,597)

	643,075	648,621	1,081,247	1,055,405

Current assets	58,794	44,053	995,177	62,772
Noncurrent assets	584,281	604,568	86,070	992,633

Deferred income and social contribution tax assets	643,075	648,621	1,081,247	1,055,405

(i) At September 30, 2006, in compliance with CVM Deliberation 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforward and temporary differences in the amount of R$643,075 (R$648,621 at June 30, 2007) in the Parent Company and R$1,081,247 (R$1,055,405 at June 30, 2007) in Consolidated.

(ii) Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforward, acquired from Sé Supermercados, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for goodwill reduction, as mentioned in note (b) (i).

(iii) At September 30, 2007, Sendas recorded deferred income tax and social contribution in the amount of R$34,946, resulting from tax losses of 2007, for which the management, based on studies, understands that they shall be recovered.

(iv) At December 20, 2006, at Extraordinary General Meeting, the Company shareholders approved the merger operation of its parent company Vieri.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

The goodwill special reserve set up at the Company, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319, will be at the end of each fiscal year and to the extent in which the tax benefit to be determined by the Company, as a result of goodwill amortization, represents an effective decrease of taxes paid by the Company, purpose of capitalization at the Company, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other Company shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319.

In order to enable a better presentation of the quarterly information, the goodwill net amount less provision of R$515,488, which substantially represents the tax credit balance, plus the amount of R$1,806 were classified as deferred income tax.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

	Parent Company	Consolidated

2007	9,591	13,704
2008	49,203	72,366
2009	96,153	126,689
2010	153,674	193,573
2011 to 2016	334,454	674,915

	643,075	1,081,247

18. Shareholders’ Equity

a) Capital

(i) The Extraordinary General Meeting held on July 30, 2007 approved the reverse split of one hundred, thirteen billion, eight hundred, eighty-five million, four hundred, ninety-three thousand, four hundred and thirty-three (113,885,493,433) non-par shares, of which forty-nine billion, eight hundred, thirty-nine million, nine hundred, twenty-five thousand, six hundred and eighty-eight (49,839,925,688) are common shares and sixty-four billion, forty-five million, five hundred, sixty-seven thousand, seven hundred and forty-five (64,045,567,745) are preferred shares, representing the Company’s capital stock, at the ratio of five hundred (500) existing shares for one (1) share of same type, and the Company’s capital stock now is represented by two hundred, twenty-seven million, seven hundred, seventy thousand, nine hundred and eighty-six (227,770,986) non-par shares, of which ninety-nine million, six hundred, seventy-nine thousand, eight hundred and fifty-one (99,679,851) are common shares and one hundred, twenty-eight million, ninety-one thousand, one hundred and thirty-five (128,091,135) are preferred shares. The number of Shares and Capital Stock are already equivalent as per reverse share split.

18. Shareholders’ Equity (Continued)

a) Capital (Continued)

Breakdown of capital stock and share volume:

		Share volume - in thousands

		Preferred	Common
	Capital	shares	shares

At March 31, 2007	3,954,629	127,863	99,680

Stock option (i)	5,631	195	-
Capitalization of reserves (ii)
Profit	186,158	-	-

At June 30, 2007	4,146,418	128,058	99,680

Stock option (i)	814	33	-

At September 30, 2007	4,147,232	128,091	99,680

The amount of shares is already equivalent as per reverse share split.

(ii) The Board of Directors Meeting, held on July 10, 2007 approved the capital stock increase with the subscription and payment of shares pertaining to the Stock Option Plan:

		Number	Unit Value
Meeting	Series	(thousand)	(one thousand shares)	Total

07.10.2007	VII	0.55	22.95	13
07.10.2007	VIII	18.75	28.90	542
07.10.2007	A1-Silver	10.56	24.64	260
07.10.2007	A1-Gold	3.43	0.01	0

		33.29		814.57

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

18. Shareholders’ Equity (Continued)

b) Share rights (Continued)

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, up to the mandatory minimum dividend regulations, which can include the interest on shareholders’ equity, net of tax.

c) Capital reserve – Goodwill special reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 1 (c), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholder, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged was R$517,294 and will be used in the capital increase, upon the realization of reserve.

d) Revenue reserve

(i) Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations, and supported by capital budget, approved at a meeting.

e) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The number of lot of shares may vary for each beneficiary or series.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the granting date (1st tranche) and (ii) up to 50% in the last month of the fifth year following the granting date (2nd tranche), and the remaining portion of this second lot being subject to restraint on alienation until the beneficiary’s retirement, as per formula defined in the rules.

Shares restricted as to sale (Q), upon the exercise of the options, are calculated by using the following formula outlined in the stock option plan:

where:

Q = Amount of 1 share to be encumbered by restraint on alienation.

Q1 = 50% of the total lots of Company shares as of the granting date.

Pm = Market price of the lot of Company shares as of the exercise date.

Pe = Original exercise price of the lot, determined on the granting date, observing the terms of the Plan.

The price of option from the date of concession to the date of exercise thereof by the beneficiary is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Pursuant to Clause 14.5 of the Plan, the application of the formula above must be adjusted taking into account the reverse split of shares representing Companhia Brasileira de Distribuição’s capital stock, approved at the Extraordinary General Meeting held on July 30, 2007.

New Preferred Stock Option Plan

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

The price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of the Company preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type thousand shares will correspond to R$ 0.01. In both bases, the prices will not be restated.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

The acquisition of rights to the options exercise will occur as follows in the following term: as from the 36th month to 48th month as from the start date defined as the date of the adhesion agreement of respective series and: a) 100% of granting of Silver-type shares; b) the quantity of Gold-type options to be determined by the Committee, after the compliance with granting conditions.

The series of previous plan continue in force until the respective maturity dates.

(i) The information related to the stock option plan in force is summarized as follows:

BREAKDOWN OF THE GRANTED SERIES
				Price		Lot (one thousand)

			2nd		at the			Not
		1st	exercise	on the	end of	Amount of		exercised
	Granting	exercise	date and	granting	the	shares		due to		Current
Granted series	date	date	maturity	date	period	granted	Exercised	dismissal	Expired	total

Balance as of June 30, 2007
Series VII	3/16/2003	3/16/2006	3/16/2008	20.00	22.92	1,000	(295)	(288)	-	417
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	22.88	862	(195)	(334)	-	333
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	26.38	989	-	(334)	-	655
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	34.18	901	-	(146)	-	755
Series A1 - Gold	4/13/2007	4/13/2010	4/13/2011	0.01	0.01	324	-	(17)	-	324
Series A1 - Silver	4/13/2007	4/13/2010	4/13/2011	24.64	24.64	1,122	-	(17)	-	1,105

						5,198	(490)	(1,118)	-	3,589

Balance as of September 30, 2007
Series VII	3/16/2003	3/16/2006	3/16/2008	20.00	22.68	1,000	(296)	(299)	-	405
Series VIII	4/30/2004	4/30/2007	4/30/2009	26.00	28.55	862	(214)	(350)	-	299
Series IX	5/15/2005	5/15/2008	5/15/2010	26.00	26.08	989	-	(363)	-	626
Series X	6/7/2006	6/7/2009	6/7/2011	33.00	33.78	901	-	(165)	-	737
Series A1 - Gold	4/13/2007	4/13/2010	4/13/2011	0.01	0.01	324	(11)	(27)	-	286
Series A1 - Silver	4/13/2007	4/13/2010	4/13/2011	24.64	24.64	1,122	(3)		-	1,119

						5,198	(524)	(1,204)	-	3,471

The number of shares is already equivalent as per reverse share split.

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

EXERCISED SERIES

			Amount exercised	Exercise price (R$)	Total per thousand (R$)
Granted series	Granting date	Exercise date				Market price (R$)

At June 30, 2007
Series VII	3/16/2003	12/13/2005	291	22.12	6,445	37.43
Series VII	3/16/2003	6/9/2006	4	22.12	91	33.33
Series VIII	4/30/2004	5/15/2007	195	28.89	5,631	31.60

			490		12,167

At September 30, 2007
Series VII	3/15/2002	12/13/2005	291	22.12	6,445	37.43
Series VII	3/16/2003	6/9/2006	4	22.12	91	33.33
Series VII	3/16/2003	7/10/2006	1	22.95	13	37.15
Series VIII	4/30/2004	5/15/2007	195	28.88	5,631	31.60
Series VIII	4/30/2004	7/10/2007	19	28.89	542	37.15
Series A1 - Silver	4/13/2007	7/10/2007	11	24.64	260	37.15
Series A1 - Gold	4/13/2007	7/10/2007	3	0.005	0	37.15

			524		12,981

Note: Pursuant to duties set forth in the rules of the stock option granting plan, the Plan’s Management Committee resolved to accelerate the exercise date of the first tranche of options of series VII to December 13, 2005.

At March 15, 2007, series VI was cancelled.
At February 23, 2006, series V was cancelled, not existing any conversion.
At March 31, 2005, series IV was cancelled, not existing any conversion.
At March 31, 2004, series III was exercised, capitalized and ended.
Series I and II were cancelled in 2001 and 2002, respectively.

At September 30, 2007, the Company preferred share on the BOVESPA (São Paulo Stock Exchange) was priced at R$28.00 per 1 share.

There are no treasury shares functioning as pass-through for the Plan’s granted options.

(ii) Below is the percentage of dilution of interest that current shareholders will be eventually submitted in the event of exercise until 2011 of all options granted:

	9/30/2007	6/30/2007

Amount of shares	227,771	227,738
Balance of the granted series in force	3,471	3,589

Percentage of dilution	1.50%	1.55%

(iii) The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP Nº 01/2007 paragraph 25.9:

18. Shareholders’ Equity (Continued)

e) Preferred stock option plan (Continued)

	9.30.2007		9.30.2006

		Shareholders’		Shareholders’
	Net income	equity	Net income	equity

At September 30	98,227	4,946,799	57,803	4,317,387
Expense related to share-based
compensation to employees
determined according to market
value method	(4,464)	(4,464)	(3,928)	(3,928)

At September 30 (Pro forma)	93,763	4,942,335	53,875	4,313,459

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 0.41% at September 30, 2007 (0.41% at June 30, 2007), expectation of volatility of nearly 33.2% at September 30, 2007 (33.96% at June 30, 2007), non-risk weighted average interest rate of 6.52% at September 30, 2007 (6.81% at June 30, 2007). The expectation of average life of series VII and VIII is of 4 years, whereas for series A1, the expectation is of 3.5 years.

19. Net Financial Income

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Financial Expenses
Financial charges - BNDES	(18,661)	(34,139)	(18,661)	(34,139)
Financial charges - Debentures	(64,954)	(49,013)	(64,954)	(49,013)
Financial charges on contingencies and taxes	(61,200)	(90,805)	(67,997)	(90,688)
Swap operations	(14,713)	(40,351)	(68,003)	(104,994)
Receivables securitization	(73,931)	(80,008)	(92,460)	(100,373)
CPMF and other bank services	(33,319)	(51,169)	(43,934)	(65,792)
Other financial expenses	16,218	(14,357)	(11,936)	(35,159)

Total financial expenses	(250,560)	(359,842)	(367,945)	(480,158)

Financial revenues
Interest on cash and cash equivalents	60,740	104,857	109,165	185,946
Financial discounts obtained	26,601	41,449	30,540	45,264
Financial charges on taxes and judicial deposits	13,078	10,858	32,495	18,508
Interest on installment sales	20,003	20,175	27,445	24,383
Interest on loans	4,175	28,167	648	2,027
Other financial revenues	45	45	45	45

Total financial revenues	124,642	205,551	200,338	276,173

Net financial balance	(125,918)	(154,291)	(167,607)	(203,985)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer base.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at September 30, 2007 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	At September 30, 2007

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	93,492	93,492	176,710	176,710
Marketable securities	233,039	233,039	580,076	580,076
Receivables securitization fund	37,899	37,899	-	-

	364,430	364,430	756,786	756,786

Liabilities
Loans and financings	445,316	445,478	1,865,493	1,874,595
Debentures	785,857	810,815	785,857	810,815

	1,231,173	1,256,293	2,651,350	2,685,410

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred charges to the CDI variation, which reflects market value.

20. Financial Instruments (Continued)

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of September 30, 2007, the U.S. dollar-denominated short-term and long-term debt balances of R$867,363 (US$471,675) (R$879,459 - US$456,577 - at June 30, 2007), at weighted average interest rates of 6% per annum (5.3% at June 30, 2007) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.4% of CDI (103.5% of CDI at June 30, 2007).

21. Insurance Coverage (not audited)

Coverage at September 30, 2007 and June 30, 2007, is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	577,635
Profit	Loss of profit	1,335,000
Cash	Theft	43,600

The Company also holds specific policies covering civil and management liability risks in the amount of R$145,495.

22. Non-operating Results

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Expenses

Results in the property and equipment write-off	8,831	11,326	9,216	29,560
Provision for losses – other receivables	-	19,558	-	19,558
Judicial deposits write-offs	388		384	-
Other		8,511	100	8,539

Total non-operating expenses	9,219	39,395	9,700	57,657

Revenues

Rental revenues	-	88	-	88
Achievement of performance goal	-	28,173	-	28,173
Interest reversal on performance goal	-
Provisional amortization related to unrealized goodwill	-	6,611	-	6,611
Contingencies write-off	-	-	2,215	-
Other	39	-	39	-

Total non-operating revenues	39	34,872	2,254	34,872

Non-operating balance	(9,180)	(4,523)	(7,446)	(22,785)

23. Statement of LAJIDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Operating income	145,445	88,755	103,560	23,595

(+) Net financial expenses	125,918	154,291	167,607	203,985
(+) Equity results	(14,888)	(9,218)	26,604	41,895
(+) Depreciation and amortization	315,288	285,601	403,185	388,134

EBITDA	571,763	519,429	700,956	657,609

Net sales revenue	7,695,893	7,087,629	10,574,118	9,937,172
% EBITDA	7.4%	7.3%	6.6%	6.6%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at September 30, 2007, as follows:

	9.30.2007

	Parent Company	Consolidated

2007	3,506	3,730
2008	15,939	16,835
2009	14,383	15,279
2010	8,352	9,248
2011	3,880	4,776
from 2012	77,111	88,465

	123,171	138,333

25. Subsequent Events which do not Give Rise to Supplementary Adjustments

a) Partnership with União Brasil

GPA executes a partnership with União Brasil and starts its pilot project to operate in the Business Center segment.

With this agreement, GPA, which already operates with different formats of stores, may experience a new business segment and new markets where it is not operating.

Firstly, the partnership will exclusively supply Multishow (purchase center affiliated to União Brasil), with 52 affiliated stores and annual sales of R$200 million. The expectation is that within six months, 70% of the grocery products sold by Multishow will be supplied by GPA. The remaining 30% basically concern with products of regional suppliers, which are directly traded by União Brasil.

The initial sales of the Business Center of Grupo Pão de Açúcar is estimated at R$3,000 per month and must double after the first quarter of 2008. Up to the end of next year, the amount traded should be equivalent to the average of a hypermarket.

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

b) Acquisition of Assai

At November 1, 2007, Grupo Pão de Açúcar (“GPA”), through a subsidiary of Sé (Sevilha Empreendimentos e participações Ltda. – “Sevilha”), acquired shares representing 60% of the total and voting capital of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), the recipient company of Assai Comercial e Importadora Ltda. (“Assai”)’s spun-off assets related to the activities previously developed by Assai in the self-service wholesale market of the food industry by the amount of two hundred and eight million reais (R$208 million).

Assai is a chain of stores in the “cash & carry segment” known as “atacarejo” (wholesale+retail) with 33 years of activities in this segment. Assai currently has 2,700 employees and 14 stores located in the state of São Paulo, six in the city of São Paulo and other stores in the cities of Santos, Sorocaba, Jundiaí, Osasco, São Bernardo, Guarulhos (2) and Ribeirão Preto. The stores will continue operating with the Assai banner and will maintain their main distinguished features: low operating cost, competitive prices, mix of goods and communication.

(i) Criteria for calculation of purchase or sale price for the remaining 40% interest:

    1)     The highest amount between 7 times EBITDA and 35.16% of net sales over the past 12 months immediately prior to the Option exercise date, deducting net indebtedness and probable loss contingencies. Should EBITDA  margin be lower than 4.625%, only the 7 times EBITDA criterion will be taken into account;
    2)     Initial purchase value net of distributed dividend, restated by IPCA + 6.5% p.a..

(ii) Call Option (“CALL”) of total partners’ shares – 40%

  Should GPA require the dismissal of chairman due to low performance - by criterion 1 of sales price;
  Should the chairman resign or be absent for more than 1/3 of Board meetings called during a determined fiscal year - by the lowest value between criterion 1 or 125% of criterion 2 of the sales price;
  At any moment, up to December 31, 2011 - by the highest value between criterion 1 or 125% of criterion 2 of the sales price;
  From January 1 to 15 of each calendar year between 2012 and 2014 - by the highest value between criterion 1 and criterion 2 of the sales price;
  At any time in the event of disability or decease of the chairman, by criterion 1 of the sales price.

The Board of Directors will be composed of 7 members, with a 3-year term of office. GPA shall be responsible for the appointment of 4 members and Former Partners of Assai shall be responsible for the appointment of 3 members, appointing among the latter, the Chairman of the Board of Directors.

The former Partners of Assai may also exercise the Put option as of January 1, 2012 as per conditions set forth in the agreement.

With this association, GPA, which already operates with different formats of stores, now operates in the “cash & carry segment” (wholesale/retail) and thus reinforces its multiformat positioning.

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

c) PAFIDC – Third issue of quotas

The PAFIDIC Quotaholders’ General Meeting, held on September 18, 2007, approved the third issue of fund quotas, composed of one hundred thirty (130) senior quotas of a single tranche, series C, with initial and unit issue price of one million reais (R$1,000), and four hundred and twenty-five (425) subordinated quotas, with initial and unit issue price of seventeen thousand reais (R$17), amounting to one hundred thirty-seven million, two hundred forty-seven thousand reais (R$137,247). Series C will seek to reach benchmark profitability corresponding to "DI Rate" accrued of a 0.5% spread p.a., and its redemption will occur at May 26, 2008.

The purpose of this issue was to recover the fund equity in view of extraordinary amortization of subordinated quotas occurred in July 2007, when the Quotaholders’ General Meeting approved the reduction of subordinated quotas interest from 20% of total shareholders’ equity to 5% of total shareholders’ equity. Thus, the fund recovered the same purchase capacity of receivables shown prior to said amortization.

At October 5, the public distribution of third issue senior quotas of the fund with subscription and payment of 130 senior quotas in the amount of R$130 thousand and 425 subordinated quotas in the amount of R$7.669 was concluded.

26. Additional information

With a view to providing additional information, the following is presented as follows: (a) Statements of Cash Flow, prepared in accordance with NPC 20/99 issued by IBRACON and (b) Statements of Added Value, in accordance with CFC Resolution 1,010 as of January 21, 2005.

26. Additional information (Continued)

a) Statements of cash flow

	Parent Company		Consolidated

	Quarters ended at

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Cash flow from operating activities
Net income for the half-year period	98,227	57,803	98,227	57,803
Adjustment for reconciliation of net income
Deferred income tax	16,277	(41,755)	(4,895)	(82,017)
Residual value of permanent assets disposal	8,931	11,391	9,316	29,625
Net gains from shareholding dilution	-	(28,173)	-	(28,173)
Depreciation and amortization	315,288	285,601	403,185	388,134
Interest and monetary variations, net of payment	(69,671)	88,449	(132,690)	166,974
Equity results	(14,888)	(9,218)	26,604	41,895
Provision for contingencies	38,032	66,509	52,517	54,507
Provision for property and equipment write-offs
and losses	2,251	-	2,024	-

Provision for goodwill amortization	-	-	-	-
Minority interest	-	-	(40,642)	(66,739)

(Increase) decrease in assets
Accounts receivable	39,768	275,776	210,268	266,908
Advances to suppliers and employees	(16,057)	(9,343)	(16,295)	(9,753)
Inventories	40,568	1,949	63,636	18,139
Recoverable taxes	6,620	11,063	(2,085)	(3,569)
Other assets	(47,006)	(29,285)	(31,472)	(40,985)
Related parties	129,386	126,482	6,246	(19,274)
Judicial deposits	(19,510)	767	(34,656)	(6,198)

Increase (decrease) in liabilities
Suppliers	(457,170)	(240,534)	(527,395)	(283,902)
Payroll and related charges	11,253	44,624	23,028	49,762
Income and social contribution taxes payable	(59,956)	(63,180)	(70,280)	(60,569)
Other accounts payable	21,979	107,051	41,353	116,634

Net cash generated in operating activities	44,322	655,977	75,994	589,202

26. Additional information (Continued)

a) Statement of cash flow (Continued)

	Parent Company		Consolidated

	Nine month period ended at

	9.30.2007	9.30.2006	9.30.2007	9.30.2006

Cash flow from investing activities
Receivables securitization fund	141,826	-	-	-
Net cash in subsidiary merger	235	1,090	-	-
Receipt of amortization of PAFIDC quotas	-	28,509	-	-
Acquisition of companies	(7,935)	(100)	-	(24,600)
Acquisition of property and equipment	(623,647)	(468,761)	(668,368)	(501,229)
Increase in intangible assets	(501)	-	(8,266)	-
Increase in deferred assets	(9,312)	(18,252)	(9,475)	(18,252)
Capital increase in subsidiaries	-	-)	(49,350)	-

Net cash flow generated (used) in investing
activities	(499,334)	(457,514)	(735,459)	(544,081)

Cash flow from financing activities
Capital increase	6,445	7,212	6,445	7,212
Financings
Funding and refinancing	1,034,704	63,279	1,633,149	129,275
Payments	(767,948)	(360,204)	(1,484,542)	(420,669)
Payment of dividends	(20,312)	(62,053)	(20,312)	(62,053)

Net cash used in financing activities	252,889	(351,766)	134,740	(346,235)

Net increase (decrease) in cash, banks and
marketable securities	(202,123)	(153,303)	(524,725)	(301,114)

Cash, banks and marketable securities at end of
period	326,531	577,329	756,786	1,409,723
Cash, banks and marketable securities at beginning of
period	528,654	730,632	1,281,511	1,710,837

Changes in cash, banks and marketable securities	(202,123)	(153,303)	(524,725)	(301,114)

Cash flow supplementary information
Interest paid on loans and financing	205,547	102,724	407,901	215,843

26. Additional information (Continued)

b) Statements of added value

	Parent Company				Consolidated

	9.30.2007%		9.30.2006%		9.30.2007%		9.30.2006%

Revenues
Sales of goods	9,161,086		8,500,082		12,505,135		11,816,641
Credit write-offs	5,978		(9,792)		5,020		(10,716)
Non-operating	(9,180)		(4,523)		(7,446)		(22,785)

	9,157,884		8,485,767		12,502,709		11,783,140

Materials acquired from third
parties
Cost of goods sold	(6,474,879)		(6,070,377)		(8,934,091)		(8,503,497)
Materials, energy, outsourced
services and others	(683,061)		(606,200)		(964,043)		(879,804)

	(7,157,940)		(6,676,577)		(9,898,134)		(9,383,301)

Gross added value	1,999,944		1,809,190		2,604,575		2,399,839

Retentions
Depreciation and amortization	(323,064)		(292,048)		(411,896)		(396,666)

Net added value produced by
the Company	1,676,880		1,517,142		2,192,679		2,003,173

Transfers received
Equity results	14,888		9,218		(26,604)		(41,895)
Minority interest	-		-		40,642		66,739
Financial income	124,642		177,384		200,338		276,173

	139,530		186,602		214,376		301,017
Total added value to be
distributed	1,816,410	100.0	1,703,744	100.0	2,407,055	100.0	2,304,190	100.0

Distribution of added value
Personnel and related
charges	711,934	39.2	737,667	43.3	951,566	39.5	1,006,058	43.7
Taxes, fees and contributions	577,315	31.8	389,067	22.8	711,201	29.5	471,252	20.5
Interest and rents	428,934	23.6	519,207	30.5	646,061	26.8	769,077	33.4

Profit Retention	98,227	5.4	57,803	3.4	98,227	4.2	57,803	2.4

05.01 – COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER

See Item 08.01 – Comments on the Consolidated Performance during the Quarter.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
1	Total Assets	11,262,885	11,505,088
1.01	Current Assets	3,869,632	4,206,431
1.01.01	Cash and Cash Equivalents	756,786	1,255,789
1.01.01.01	Cash and Banks	176,710	102,247
1.01.01.02	Marketable Securities	580,076	1,153,542
1.01.02	Receivables	1,869,898	1,722,317
1.01.02.01	Clients	1,392,169	1,306,238
1.01.02.02	Sundry Receivables	477,729	416,079
1.01.02.02.01	Advances to Suppliers and Employees	48,352	42,891
1.01.02.02.02	Recoverable Taxes	283,835	240,308
1.01.02.02.03	Deferred Income Tax	86,070	62,772
1.01.02.02.04	Other Receivables	59,472	70,108
1.01.03	Inventories	1,168,327	1,176,918
1.01.04	Other	74,621	51,407
1.01.04.01	Prepaid Expenses	74,621	51,407
1.02	Noncurrent Assets	7,393,253	7,298,657
1.02.01	Long-term Receivables	2,102,998	2,082,765
1.02.01.01	Sundry Receivables	1,859,115	1,841,371
1.02.01.01.01	Recoverable Taxes	201,781	218,406
1.02.01.01.02	Deferred Income Tax and Social Contribution	995,177	992,633
1.02.01.01.03	Deposits for Judicial Appeals	283,714	258,548
1.02.01.01.04	Accounts Receivable	378,107	370,469
1.02.01.01.05	Other	336	1,315
1.02.01.02	Credits with Related Parties	240,547	237,820
1.02.01.02.01	In Direct and Indirect Associated Companies	0	0
1.02.01.02.02	Subsidiaries	203,281	202,622
1.02.01.02.03	Other Related Parties	37,266	35,198
1.02.01.03	Other	3,336	3,574
1.02.01.03.01	Prepaid Expenses	3,336	3,574
1.02.02	Permanent Assets	5,290,255	5,215,892
1.02.02.01	Investments	102,103	105,920
1.02.02.01.01	In Direct/Indirect Associated Companies	0	0
1.02.02.01.02	In Direct/Indirect Associated Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	105,819
1.02.02.01.04	In Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other Investments	102,103	101
1.02.02.02	Property and Equipment	4,581,964	4,453,231
1.02.02.03	Intangible Assets	533,352	585,629
1.02.02.04	Deferred Charges	72,836	71,112

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2007	4 – 6/30/2007
2	Total liabilities	11,262,885	11,505,088
2.01	Current liabilities	3,336,716	2,992,076
2.01.01	Loans and Financings	1,291,782	830,619
2.01.02	Debentures	6,207	198,761
2.01.03	Suppliers	1,499,873	1,429,148
2.01.04	Taxes, Fees and Contributions	67,650	77,369
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	471,204	456,179
2.01.08.01	Payroll and Social Contributions	196,038	190,883
2.01.08.02	Utilities	10,773	8,235
2.01.08.03	Rents	38,453	36,486
2.01.08.04	Advertisement	15,522	7,571
2.01.08.05	Insurances	1,086	1,382
2.01.08.06	Financing due to Purchase of Assets	24,464	63,630
2.01.08.07	Other Accounts Payable	184,868	147,992
2.02	Noncurrent Liabilities	2,891,597	3,520,050
2.02.01	Long-term Liabilities	2,891,597	3,520,050
2.02.01.01	Loans and Financings	573,711	1,217,165
2.02.01.02	Debentures	779,650	779,650
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Other	1,538,236	1,523,235
2.02.01.06.01	Provision for Contingencies	1,280,562	1,253,783
2.02.01.06.02	Tax Installments	237,722	247,850
2.02.01.06.03	Other Accounts Payable	19,952	21,602
2.02.02	Deferred Income	0	0
2.03	Non-Controlling Shareholders Interest	87,773	81,680
2.04	Shareholders' Equity	4,946,799	4,911,282
2.04.01	Paid-in Capital	4,147,232	4,146,418
2.04.02	Capital Reserves	517,331	517,331
2.04.02.01	Special Goodwill Reserve	517,331	517,331
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Profit Reserves	282,236	247,533
2.04.04.01	Legal	123,073	123,073
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized Profits	0	0
2.04.04.05	Retained Earnings	98,227	69,618
2.04.04.06	Special Reserve for Undistributed Dividends	0	0
2.04.04.07	Other Profit Reserves	60,936	54,842
2.04.04.07.01	Expansion Reserve	60,936	54,842
2.04.05	Retained Earnings/Accumulated Losses	0	0
2.04.06	Advance for Future Capital Increase	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.01	Gross Sales and/or Services	4,131,726	12,505,135	3,914,612	11,816,641
3.02	Deductions	(635,206)	(1,931,017)	(615,702)	(1,879,469)
3.03	Net Sales and/or Services	3,496,520	10,574,118	3,298,910	9,937,172
3.04	Cost of Sales and/or Services Rendered	(2,493,542)	(7,592,952)	(2,426,118)	(7,110,446)
3.05	Gross Profit	1,002,978	2,981,166	872,792	2,826,726
3.06	Operating Income/Expenses	(973,476)	(2,877,606)	(946,277)	(2,803,131)
3.06.01	Selling	(617,261)	(1,850,998)	(573,643)	(1,753,193)
3.06.02	General and Administrative	(124,669)	(358,949)	(117,385)	(352,431)
3.06.03	Financial	(53,724)	(167,607)	(79,137)	(203,985)
3.06.03.01	Financial Income	68,460	200,338	79,742	276,173
3.06.03.02	Financial Expenses	(122,184)	(367,945)	(158,879)	(480,158)
3.06.04	Other Operating Income	0	0	0	0
3.06.05	Other Operating Expenses	(167,955)	(473,448)	(161,149)	(451,627)
3.06.05.01	Taxes and Fees	(22,732)	(70,263)	(25,348)	(63,493)
3.06.05.02	Depreciation/Amortization	(145,223)	(403,185)	(135,801)	(388,134)
3.06.06	Equity in the results of subsidiary and associated companies	(9,867)	(26,604)	(14,963)	(41,895)
3.07	Operating Profit	29,502	103,560	(73,485)	23,595
3.08	Non-Operating Result	(2,144)	(7,446)	(12,647)	(22,785)
3.08.01	Revenues	2,254	2,254	13,735	34,872
3.08.02	Expenses	(4,398)	(9,700)	(26,382)	(57,657)
3.09	Income Before Taxation/Profit Sharing	27,358	96,114	(86,132)	810
3.10	Provision for Income Tax and Social Contribution	(7,227)	(32,624)	(23,825)	(82,763)

07.01 – CONSOLIDATED STATEMENT OF INCOME (in R$ thousand)

1- CODE	2 - DESCRIPTION	3 – 7/1/2007 to 9/30/2007	4 - 1/1/2007 to 9/30/2007	5 - 7/1/2006 to 9/30/2006	6 - 1/1/2006 to 9/30/2006
3.11	Deferred Income Tax	24,220	4,895	45,358	82,017
3.12	Statutory Profit Sharing /Contributions	(3,600)	(10,800)	(3,000)	(9,000)
3.12.01	Profit Sharing	(3,600)	(10,800)	(3,000)	(9,000)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.14	Non-Controlling Shareholders Interest	(6,094)	40,642	24,230	66,739
3.15	Income/Loss for the Period	34,657	98,227	(43,369)	57,803
	No. SHARES, EX-TREASURY (in thousands)	227,770,986	227,770,986	113,771,379	113,771,379
	EARNINGS PER SHARE (in reais)	0.00015	0.00043		0.00051
	LOSS PER SHARE (in reais)			(0.00038)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE DURING THE QUARTER

Sales Performance Net Sales grew 6.0% in the 3rd quarter

The gross revenue of Grupo Pão de Açúcar in the third quarter of 2007 reached R$ 4,131.7 million, up 5.5% over the same prior-year period. Net revenue was up 6.0% in the quarter in comparison with the same period of 2006, reaching R$ 3,496.5 million.

Gross sales in the ‘same stores’ concept recorded growth of 1.8% in the quarter, while net sales grew 2.3% . The performance of the perishables category once again stood out with growth above 5%, contributing positively to enable the performance of food products to record an uptrend of 3.3% in the period. The non-food category recorded a downtrend of 2.4% in 3Q07, once again under the impact of the strong basis of comparison (growth of 17.0% in 3Q06 – World Cup effect) and of the deflation of products from the entertainment category. Among the sub-categories of non-food products, those that suffered most with the World Cup effect were those of audio and video. Disregarding the performance of these sub-categories, with the objective of analyzing the performance of the non-food category without the impact of the World Cup, the growth of sales would have been –0.8% . Likewise, the growth of gross sales in the ‘same stores’ concept would have been 2.3% in the quarter.

The difference between total sales and sales in the ‘same stores’ concept reflects the expansion plan put into practice, with the opening of 38 stores (2 Pão de Açúcar, 8 Extra, 12 CompreBem, 5 Extra Perto and 11 Extra Fácil) in the last 12 months.

Among the formats, the highlight was the Pão de Açúcar banner, which for the 4th quarter in a row presented significant growth in sales in the ‘same stores’ concept, above the average of the Group. The Sendas and CompreBem banners recorded performances in line with the average of the Company, while the hypermarkets Extra and Extra Eletro were affected by the performance of the non-food category, with growths lower than average for the Group.

Operating Performance

The comments presented below about 3rd quarter of 2006, refer to the pro forma result. This result does not reflect the effects of the payment of tax assessment notices referring to the purchase, processing and sale transactions for export of soybean and by-products on October 31, 2006. This payment caused a negative impact on the results of 3Q06 of R$ 94.4 million. Of this sum, R$ 51.9 million produced an impact on the Cost of Goods Sold (COGS) and R$ 42.4 million affected financial expenses (part relating to fines and interest). The net impact after income tax on net income was R$ 74.9 million in the 3rd quarter of 2006. The comments presented below were prepared in order to reflect the Company’s operating performance and its results in the quarter and therefore do not include the adjustment of this provision, as it represents a non-recurrent item that affected the results for the period.

Gross margin reached 28.7% in the quarter Reduction of shrinkage contributed to the performance in the period

	3Q07	3Q06	Chg.	9M07	9M06	Chg.
(R$ million)		Pro-forma			Pro-forma

Gross Income	1,003	925	8.5%	2,981	2,879	3.6%

Gross Margin - %	28.7%	28.0%	70 bps(3)	28.2%	29.0%	-80 bps(3)
(3) basis points

In the 3rd quarter of 2007, the gross margin was 28.7%, growth of 60 basis points (bps) in relation to the previous quarter (28.1%) . In comparison with 3Q06 the gross margin of the Company grew 70 bps. The gross income in 3Q07 totaled R$ 1,003.0 million, representing growth of 8.5% .

The main impact on the gross margin occurred due to the Shrinkage Reduction Campaign, which contributed with a gain of R$ 13.5 million, equivalent to 40 bps of the gross margin. In addition, this result is explained by the assortment review, which resulted in better negotiations with suppliers and by the new pricing policy, which aims at a better balance between special offers and regular prices.

Operating Expenses

The following comments refer to operating expenses before taxes and charges.

Operating expenses in the 3Q07 totaled R$ 741.9 million, 7.4% up year-on-year. This increase occurred mainly due to the opening of new stores in the last 12 months, which added around R$ 38.4 million to expenses during the quarter. Restructuring expenses amounted to R$ 7.9 million, R$ 1.9 million of which in selling expenses and the remaining R$ 6.0 million in general and administrative expenses. The collective bargaining agreement, which had an impact throughout the last 12 months, totaled around R$ 12.5 million, R$ 10.6 million in selling expenses and R$ 1.9 million in G&A expenses. Excluding the impact of the restructuring and the wage agreement, the reduction would have reached 20.6% of net sales, the same level achieved in the 3Q06.

Selling expenses, in the year-on-year comparison, were strongly impacted by the opening of new stores mentioned above. If the effects of restructuring and the wage agreement are ignored, they moved up 6.3%, keeping pace with sales growth and, chiefly, with the 6.1% increase in sales area, in turn reflecting the interim store inaugurations. However, they fell by R$ 10.0 million over the 2Q07, totaling R$ 617.3 million.

G&A expenses in the 3Q07 stood at R$ 124.7 million, equivalent to 3.6% of net sales (3.3% excluding the restructuring and wage agreement impact).

It is worth pointing out that operating expenses were impacted by the Company’s strategic projects, including convenience stores, drug stores, international trade, loss prevention and e-commerce, among others. These projects totaled close to R$ 4.4 million in the period.

As a percentage of net sales, year-to-date operating expenses before taxes and charges fell by 30 bps year-on-year, from 21.2% to 20.9% . Net of the restructuring and of the annual wage agreement, the ratios would have come to 20.4% in the 9M07 and 20.9% in the 9M06.

EBITDA margin of 6.8% (after taxes and charges)

Improvement in the gross margin produces positive impact on EBITDA

	3Q07	3Q06	Chg.	9M07	9M06	Chg.
(R$ million)		Pro-forma			Pro-forma

EBITDA (before taxes and charges)	238	208	14.4%	701	710	-1.2%

EBITDA Margin (before taxes and charges)	6.8%	6.3%	50 bps(3)	6.6%	7.1%	-50 bps(3)
(3) basis points

In the 3rd quarter of 2007, EBITDA totaled R$ 238.3 million versus R$ 208.4 million of 3Q06, up 14.4% over the pro forma EBITDA of the same prior-year period. The EBITDA margin was 6.8% in 3Q07 as opposed to 6.3% in 3Q06, an increase of 50 bps, explained by the improvement of the gross margin in the period.

Excluding expenditures with restructuring, the EBITDA margin in the 3rd quarter of 2007 was 7.0% as opposed to 6.7% in the same period of the previous year.

Financial Income Negative net financial result of R$ 53.7 million in the quarter

Financial revenue reached R$ 68.5 million in the quarter, 14.1% lower than the R$ 79.7 million recorded in 3Q06. This difference is explained by the lower interest rate of the period and by the reduction of 27.9% of the average cash of the 3rd quarter of 2007 in relation to that of 3Q06.

In spite of the reduction of the average funding cost, financial expenses went up from R$ 116.5 million (pro-forma) in the prior year to R$ 122.2 million this quarter. This increase of 4.9% is related to the increase of 13.7% in the Group’s average gross indebtedness in the period.

The net financial income was negative by R$ 53.7 million in the quarter, as opposed to a negative pro-forma result of R$ 36.7 million in 3Q06.

At the end of the period, the Group’s gross indebtedness presented a reduction of R$ 361.9 million in relation to the previous quarter due to the payment of the 5th issue of debentures. In relation to the same prior–year period, the gross indebtedness had an increase of R$ 90.1 million.

The payment of the remaining debentures of the 5th issuance, as well as R$330 million in loans during the quarter, brought a reduction of R$ 499.0 million in cash and financial investments compared to the previous quarter and a reduction of R$ 652.9 million compared to 3Q06.

The net debt increased by R$ 137.1 million in relation to the previous quarter, driven chiefly by the reduction in Working Capital generated by the financing of receivables, and also increased by R$ 743.1 million in comparison to the 3Q06. The Net Debt/EBITDA ratio (12 months) ended the quarter at 1.3x.

Equity Income FIC’s portfolio reaches R$ 1.2 billion at the end of the quarter

With a 12% share of the Group’s sales in the 3rd quarter of 2007, the operations of FIC (Financeira Itaú CBD) announced a negative result of equity income of R$ 9.9 million for the period, a 34.1% improvement on the results for the 3rd quarter of 2006.

The total portfolio reached R$ 1.2 billion at the end of the quarter, with 57% growth in relation to the same period of the previous year. Part of this growth is attributed to the absorption of the portfolio of co-branded credit cards (credit cards of Itaucard which are co-banded with Pão de Açúcar and Extra, previously belonging to Credicard) in the second quarter of this year, as well as the continuing growth in levels of activation and to the private label portfolio.

FIC`s total client portfolio reached 5.6 million, which is constant in relation to the number registered for the previous quarter.

The results did not represent a growth in the improvement trend for this quarter, due to the lower volume of credit (both in terms of sales and portfolio size) and extended guarantees. The improvement trend in the results continues, and for the next quarter is expected a growth in portfolios of payments by installments, in co-branded operations, and a migration from the credit cards of the best clients from private label to co-branded, mantaining forecasts of break even point.

Minority Interest: Sendas Distribuidora Gains in gross margin and in expenses contribute to bring about a significant improvement of the EBITDA margin

The gross revenue from operations in Rio de Janeiro was accountable for 18.4% of the total gross sales of the Group and reached R$ 760.9 million in the quarter. Net revenue totaled R$ 660.4 million.

Due to the reduction of shrinkage, the assortment review and the new pricing policy adopted in Rio de Janeiro, which aims at a better balance between special offers and regular prices, the gross margin of Sendas Distribuidora was 26.7% in 3Q07, 140 bps above the 25.3% recorded in 3Q06.

Operating expenses before taxes and charges as a percentage of the net sales came to 22.1% in the 3rd quarter of 2007, a reduction of 150 bps in relation to the same prior-year period. This downslide is a result of the ongoing work developed in Rio de Janeiro and includes the adoption of initiatives such as productivity programs in the stores, the reduction of promotion-related expenses and the creation of an expense committee to impose tighter controls over in-store-expenses.

In this manner, the EBITDA margin of the quarter was 3.5%, up 260 bps over the 0.9% recorded in 3Q06. By the criterion previously reported by the Company (EBITDA before taxes and charges) this indicator was 4.6%, in line with the objective of reaching a margin of 5% at the end of the year. This recovery is a consequence of a better gross margin and of lower expenses, as explained above

The financial income of this quarter presented an improvement of 34.4% in relation to 3Q06, totaling R$ -24.2 million. This recovery is due mainly to the reduction of R$ 9.4 million in the financial expense of this quarter in relation to the same prior-year period. Among the factors that contributed to this reduction, there is the lower interest rate verified in the period and the 6.5% decrease of the Company’s total debt.

Due to the satisfactory operating results presented by Sendas Distribuidora, Management and the auditors reviewed a projection of income, and in this manner, the Company was able to resume the use of income tax credits accumulated at Sendas Distribuidora. These credits brought a fiscal benefit of R$ 34.9 million in the quarter.

As a consequence of the recover of operating income, the improvement of financial income and the resumption of Income Tax credits, the result of Sendas Distribuidora was reverted and the company recorded income of R$ 10.6 million in the period, as opposed to loss of R$ 42.2 million recorded in the same quarter of last year. This income of R$ 10.6 million generated minority interest of R$ 6.1 million negative for the Group.

Income before income tax grows 232.4%

	3Q07	3Q06	Chg.	9M07	9M06	Chg.
(R$ million)(1)		Pro-forma			Pro-forma

Income Before Income Tax	27	8	232.4%	96	95	1.0%

Income Tax	17	2	741.8%	(28)	(20)	36.9%
(1) Totals may not tally as the figures are rounded off

Income before income tax totaled R$ 27.4 million, a growth of 232.4% in relation to the pro forma Income before income tax of the prior year. This significant improvement was mainly due to the increase of the gross margin and on account of the recovery of the results of Sendas Distribuidora.

Income tax was positive by R$ 17.0 million in the quarter. This difference in relation to the previous quarter is explained by the recovery of the results of Sendas Distribuidora, which reflected on the resumption of constitution of deferred income tax credit in the period.

Net Income Income for the quarter rises 10.2% in comparison with 3Q06 pro-forma

Net income in the quarter, for the reasons already mentioned before, grew 10.2% in relation to the pro forma net income for the same prior-year period, amounting to R$ 34.7 million.

In the quarter, it is worth emphasizing that net income was affected by R$ 42.7 million of expenses with amortization of goodwill. This is a non-cash expense, which has a positive effect for the Company from the point of view of fiscal benefit.

Investments reached R$ 227.4 million in the quarter

In the 3rd quarter of 2007, investments reached R$ 227.4 million versus R$ 226.9 million recorded in the same prior-year period. Investments in the period were mainly concentrated in the construction of new stores, with openings planned for the 4th quarter of 2007, when most of the openings scheduled for this year will take place.

The main highlights of the quarter were:

  R$ 118.3 million in the opening and construction of new stores;
  R$ 8.9 million in the acquisition of strategic land;
  R$ 56.9 million in the renovation of stores;
  R$ 43.2 million in infrastructure (technology, logistics and others).

In the nine months of 2007, investments accumulated R$ 648.3 million in comparison with R$ 520.5 million in the same prior-year period. Growth of the sales area in relation to the prior year was 6.1% . During the period, nine store were opened and other five units were leased from the Rossi Monza chain.

Extra – Three hypermarkets were opened in the quarter. In addition, the company built the Maceió store, opened in October, and another two stores, with openings scheduled for November. There will also be the conversion of a Pão de Açúcar store into an Extra store in João Pessoa. During the year, five new stores were opened by October.

Pão de Açúcar – Construction of one store in the period, with opening scheduled for November.

CompreBem – Two new stores were opened (one in the country side and the other on the coast of São Paulo). Moreover, a store was leased from the Rossi Monza chain, converted into the CompreBem format. The group is planning to open yet another store currently under construction in Campinas by the end of the year.

Extra Perto – A new store was opened in Campinas, and another store was converted from Pão de Açúcar into Extra Perto. Another four stores were also leased from the Rossi Monza chain, converted into the Extra Perto Format. Another five stores are to be opened in 4Q06, in the country side of São Paulo. Furthermore, the group is planning to perform three conversions from Pão de Açúcar to Extra Perto by the year-end.

Extra Fácil – Three new stores were opened in the quarter in the city of São Paulo. Other seven stores will be opened in the 4Q07, besides three conversions from CompreBem to Extra Fácil, which will also take place in the last quarter of 2007.

Subsequent Events Joint venture with Assai chain and Purchasing Group

Assai

On November 2, 2007, Grupo Pão de Açúcar and the partners of the company Assai Comercial e Importadora Ltda announced the creation of a joint venture controlled by Grupo Pão de Açúcar, which hold stake of 60%. By means of this venture, the Group is now also operating into the cash-and-carry segment, the so called "atacarejo" (wholesale + retail in Portuguese), one of the country’s fastest-growing retail areas.

With 33 years of activities in the sector, Assai has 2,700 employees and 14 stores located in the state of São Paulo, with six in the capital city and the others in Santos, Sorocaba, Jundiaí, Osasco, São Bernardo, Guarulhos (2) and Ribeirão Preto. There are more than 34 thousand m² of sales area, with a significant sale per square meter of more than R$ 2,650, per month, which represents more than double the average sale per square meter of in the Brazilian food retail sector, according to ABRAS – Brazilian Association of Supermarkets.

The investment of Grupo Pão de Açúcar was R$ 208.0 million, 60% of the total value of the business, which is equivalent to 30% of the gross sales verified in the last twelve (12) months by Assai (R$ 1.15 billion).

In a separate, autonomous manner, the business operation will continue under the responsibility of the original partners that have profound experience, the main reason why Assai has become one of the largest and most important chains in the cash & carry format in Brazil.

The stores will continue operating under the Assai banner and will maintain their main differentials: low operating cost, competitive prices, mix of goods and communication.

Under the Shareholders’ Agreement of the new company, the Board of Directors will be comprised of a total seven members, four appointed by Grupo Pão de Açúcar and three by the original partners. The structure implemented will permit the full consolidation of the results of the new company in the financial statements of Grupo Pão de Açúcar.

The agreement also stipulates the exit conditions for the original partners, who hold the remaining 40% of the capital. The acquisition price is set according to the 2 following criteria:

1) The larger between 7x EBITDA multiple and 35.16% of net sales (last 12 months), net of net indebtedness and possible contingencies. In case the EBITDA margin is lower than 4.6%, only the 7x EBITDA criterion will be taken into account;

2) Amount of the Initial Purchase, indexed by IPCA (Extended Consumer Price Index) + 6.5%, net of distributed dividend indexed by IPCA + 6.5% per year.

Grupo Pão de Açucar may acquire the total remaining stake from the original partners (40%) through the exercise of a call option, according to the following cases:

1) In the event GPA requires the chairman to be dismissed due to low performance, at 100% of criterion 1 of the acquisition price;

2) In case the chairman resigns or is absent during more than 1/3 of the board’s meetings called during certain fiscal year, for the lower amount between criterion 1 or 80% of criterion 2;

3) At any moment up to December 31, 2011, for the higher amount between criterion 1 or 125% of criterion 2;

4) In January 2012, January 2013 and January 2014, for the higher amount between criterion 1 and criterion 2;

5) At any moment in the event Mr. Rodolfo (JV´s chairman) becomes incapable or deceases, for criterion 1 of acquisition price.

Assai’s original partners hold a put option over its total 40% stake, exercisable in the first fortnight of January 2012, January 2013 and January 2014, for criterion 1 of the acquisition price.

In any of the cases described above, payment will be made in cash.

The operation is subject to certain resolutive conditions and determinations of amounts provided in the instruments executed on the date the agreement is signed. Furthermore, the operation will be submitted to the approval of the authorities of the competition defense system and to the board members and stockholders of Grupo Pão de Açúcar, according to the terms of the by-laws.

Purchasing Group

In the month of October, Grupo Pão de Açúcar announced a partnership with União Brasil and started it’s pilot project of activity in the Purchasing Group segment.

Without the need for investments in assets, the Group offered its commercial and logistic knowledge with the objective of increasing its profitability by means of a retail segment that is growing at high levels in Brazil: smaller stores, with up to ten check-outs, which are supplied through Purchasing Groups.

Under the agreement, Grupo Pão de Açúcar, which already operates with different store formats, can get to know a new business segment and new markets where it is not yet present, as is the case of the state of Espírito Santo, where the project is to be executed.

In this initial stage, the partnership will exclusively serve Multishow (purchasing group affiliated to União Brasil), with 52 associated stores and annual sales of R$ 200 million. The expectation of the agreement is that in six months time, 70% of the grocery products sold by Multishow will be supplied by Grupo Pão de Açúcar. The other 30% basically refer to products from regional suppliers that are traded directly by União Brasil.

The initial sales of the Purchasing Group of Grupo Pão de Açúcar are estimated at R$ 3.0 million/month and should double after the first six months of 2008. By the end of next year, the amount traded should be equivalent to the average amount of a hypermarket store.

The information presented in the following tables was not revised by external auditors.

09.01 – INTEREST IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS' EQUITY - %
7 – TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in t housand)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATE SUBSIDIARY	10.00	-0.74
COMMERCIAL, INDUSTRIAL AND OTHER		1		1

02	SÉ SUPERMERCADOS	01.545.828/0001-98	PRIVATE SUBSIDIARY	91.92	23.13
COMMERCIAL, INDUSTRIAL AND OTHER		1,133,990		1,133,990

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATE SUBSIDIARY	42.57	0.00
COMMERCIAL, INDUSTRIAL AND OTHER		450,001		450,001

04	PA PUBLICIDADE	04.565.015/0001-58	PRIVATE SUBSIDIARY	99.99	0.02
COMMERCIAL, INDUSTRIAL AND OTHER		99		99

05	MIRAVALLES EMP E PARTICIPAÇÕES S.A.	06.887.852/0001-29	PRIVATE SUBSIDIARY	50.00	0.00
COMMERCIAL, INDUSTRIAL AND OTHER		108		108

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	02
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/007
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	1
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,079.43
14- ISSUED AMOUNT (Thousands of Reais)	544,289
15- NUMBER OF DEBENTURES ISSUED (UNIT)	54,000
16 - OUTSTANDING DEBENTURES (UNIT)	54,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2008

10.01 – CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1- ITEM	03
2 – ISSUE ORDER NUMBER	6
3 – REGISTRATION NUMBER WITH CVM	SER/DEB/2007/008
4 – DATE OF REGISTRATION WITH CVM	4/27/2007
5 - ISSUED SERIES	2
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 – ISSUE DATE	3/1/2007
9 - DUE DATE	3/1/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 – REMUNERATION CONDITIONS PREVAILING
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,079.43
14- ISSUED AMOUNT (Thousands of Reais)	241,554
15- NUMBER OF DEBENTURES ISSUED (UNIT)	23,965
16 - OUTSTANDING DEBENTURES (UNIT)	23,965
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 – CONVERTED DEBENTURES (UNIT)	0
20 – DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	3/1/2008

16.01 – SIGNIFICANT INFORMATION

Companhia Brasileira de Distribuição

Legal/Corporate

QUARTERLY INFORMATION - ITR (09.30.2007)

(i) Ownership structure:

1- Companhia Brasileira de Distribuição (CNPJ/MF 47.508.411/0001 -16)

SHAREHOLDERS	COMMON	% COMMON CAPITAL	PREFERRED	% PREFERRED CAPITAL	TOTAL	% TOTAL
WILKES PARTICIPAÇÕES S/A	65,400,000	65.61%	0	0.00%	65,400,000	28.71%
PENINSULA PARTICIPAÇÕES LTDA	2,784,175	2.79%	2,608,467	2.04%	5,392,642	2.37%
SUDACO PARTICIPAÇÕES LTDA	28,619,173	28.71%	0	0.00%	28,619,173	12.56%
SEGISOR	0	0.00%	3,785,893	2.96%	3,785,893	1.66%
CASINO GUICHARD PERRACHON	52	0.00%	0	0.00%	52	0.00%
ABILIO DOS SANTOS DINIZ	100	0.00%	0	0.00%	100	0.00%
JOÃO PAULO F. S. DINIZ	0	0.00%	17,800	0.01%	17,800	0.01%
ANA MARIA F. S. DINIZ D’AVILA	1	0.00%	0	0.00%	1	0.00%
PEDRO PAULO F. S. DINIZ	0	0.00%	721	0.00%	721	0.00%
RIO SOE EMPREEND. PARTICIPAÇÕES LTDA	2	0.00%	0	0.00%	2	0.00%
FLYLIGHT COMERCIAL LTDA	0	0.00%	320,629	0.25%	320,629	0.14%
ONYX 2006 PARTICIPAÇÕES LTDA	0	0.00%	20,506,380	16.01%	20,506,380	9.00%
RIO PLATE EMPREEND. PARTICIPAÇÕES LTDA	0	0.00%	4,055,172	3.17%	4,055,172	1.78%
SWORDFISH INVESTMENTS LIMITED	0	0.00%	4,472,620	3.49%	4,472,620	1.96%
MANAGEMENT	3	0.00%	137,238	0.11%	137,241	0.06%
OTHER	60,520	0.06%	92,186,215	71.97%	92,246,735	40.50%
TOTAL	99,679,851	100.00%	128,091,135	100.00%	227,770,986	100.00%

2- WILKES PARTICIPAÇÕES S/A – (CNPJ/MF 04.745.350/0001-38)

SHREAHOLDER	COMMON	% ON	A	B	TOTAL	%	TOTAL	%
PENÍNSULA	10,187,500,000	50	0	0	0	0	10,187,500,000	23.36
SUDACO	10,187,500,000	50	12,325,000,000	10,905,110,524	23,230,110,524	100	33,417,610,524	76.64
TOTAL	20,375,000,000	100	12,325,000,000	10,905,110,524	23,230,110,524	100	43,605,110,524	100

The 10,905,110,524 B preferred shares are not paid-in.

3- PENÍNSULA PARTICIPAÇÕES LTDA. (CNPJ/MF 58.292.210/0001-80)

Quotaholders	Common Quotas		Preferred Quotas		Total
	A Common	B Common	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	26,905,332	69,024,328	1	20,00	95,929,661	37.48
JOÃO PAULO F. DOS SANTOS DINIZ	40,019,475		1	20,00	40,019,476	15.63
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	40,019,475		1	20,00	40,019,476	15.63
PEDRO PAULO F. DOS SANTOS DINIZ	40,019,475		1	20,00	40,019,476	15.63
ADRIANA F. DOS SANTOS DINIZ	40,019,475		1	20,00	40,019,476	15.63
TOTAL	256,007,562	69,024,328	5	100	256,007,565	100

4- SUDACO PARTICIPAÇÕES LTDA (CNPJ/MF 07.821.866/0001-02)

Shareholders	Amount of Quotas	%
PUMPIDO PARTICIPAÇÕES LTDA	3,585,804,572	99.99
FRANCIS MAUGER	1	0,01
TOTAL	3,585,804,573	100.00

5- PUMPIDO PARTICIPAÇÕES LTDA (CNPJ/MF 04.462.946/0001-20)

Shareholders	Amount of Quotas	%
SEGISOR	3,633,544,693	99.99
FRANCIS MAUGER	1	0.01
TOTAL	3,633,544,694	100.00

6- ONYX 2006 PARTICIPAÇÕES LTDA (CNPJ/MF 07.422.969/0001-00))

Shareholders	Amount of Quotas	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	515,580,242	99.98
ABILIO DOS SANTOS DINIZ	10,312	0.02
TOTAL	515,590,554	100.00

7- RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ/MF 43.653.591/0001-09)

Shareholders	Class A Quotas	Class B Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	805,430,294	0	95.33
PAIC PARTICIPAÇÕES LTDA	0	39,394,141	4.67
TOTAL	805,430,294	39,394,141	100.00

8- PAIC PARTICIPAÇÕES LTDA (CNPJ/MF 61.550.182/0001-69)

Shareholders	Quotas	%
PENÍNSULA PARTICIPAÇÕES LTDA	63,705,878	46.44
ABILIO DOS SANTOS DINIZ	73,473,015	53.56
TOTAL	137,178,893	100.00

9- SENDAS DISTRIBUIDORA S/A (CNPJ/MF 06.057.223/0001-71)

SHAREHOLDER	A COMMON	%	B COMMON	%	A PREFERRED	%	B PREFERRED	%	TOTAL	%
SÉ	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
SENDAS S/A	250,000,000	50	29,114,525	50	170,885,469	50	0	0	449,999,994	42.57
GEM	723	0	0		0	0	56,820,785	36.17	56,821,508	5.38
GEM PARALL	77	0	0		0	0	6,012,336	3.83	6,012,413	0.57
BSSF	308	0	0		0	0	24,181,389	15.39	24,181,697	2.29
BSSF PARALL	92	0	0		0	0	7,235,171	4.61	7,235,263	0.68
GEM 2	798	0	0		0	0	62,833,121	40.00	62,833,919	5.94
OTHER	2	0	0		12	0	0	0	14	0.00
TOTAL	500,002,000	100	58,229,050	100	341,770,950	100	157,082,802	100	1,057,084,802	100

10- NOVASOC COMERCIAL LTDA (CNPJ/MF 03.139.761/0001-17)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,000	10.00
ANTONIO MOSCARELLI	4,500	45.00
GUIDO AMADEU	4,500	45
TOTAL	10,000	100.00

Agreement provides for CBD interest is 99.98% in results.

11- SAPER PARTICIPAÇÕES LTDA (CNPJ/MF 43.183.052/0001-53)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	8,803	24
BFB RENT ADMINIST. E LOCAÇÃO S/A	13,780	38
INTESA BRASIL EMPREENDIMENTOS S/A	13,780	38
TOTAL	36,363	100

12- P.A. PUBLICIDADE LTDA (CNPJ/MF 04.565.015/0001-58)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	99,999	99.99
ENÉAS CÉSAR PESTANA NETO	1	0.01
TOTAL	100,000	100

13 - SÉ SUPERMERCADOS LTDA (CNPJ/MF 01.545.828/0001-98)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	1,133,990,699	91.92
NOVASOC COMERCIAL LTDA	99,680,669	8.08
TOTAL	1,233,671,368	100

14 - MIRAVALLES EMPREENDIMENTOS E PARTICIPAÇÕES S/A (CNPJ/MF 06.887.852/0001-29)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
SÉ SUPERMERCADOS LTDA	107,893	50
ITAUCARD	107,893	50
TOTAL	215,786	100

15 - FINANCEIRA ITAÚ CBD S/A CRÉDITO, FINANCIAMENTO E INVESTIMENTO (CNPJ/MF 06.881.898/0001-30)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
MIRAVALLES	481,826,121	99.97
SÉ SUPERMERCADOS LTDA	1	0.01
ITAUCARD	1	0.01
BOARD OF DIRECTORS	8	0.01
TOTAL	481,826,131	100

16 - FIC PROMOTORA DE VENDAS LTDA (CNPJ/MF 07.113.647/0001-79)

QUOTAHOLDERS	AMOUNT OF QUOTAS	%
FIC	847,260	99.98
SÉ SUPERMERCADOS LTDA	1	0,01
ITAUCARD	1	0.01
TOTAL	847,262	100

17 - CBD HOLLAND B.V.

SHAREHOLDER	AMOUNT OF SHARES	%
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	180	100
TOTAL	180	100

18- CBD PANAMA TRADING CORP.

SHAREHOLDER	AMOUNT OF SHARES	%
CBD HOLLAND B.V.	1,500	100
TOTAL	1,500	100

19- MESSINA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA (CNPJ/MF 07.145.968/0001-55)

SHAREHOLDER	AMOUNT OF SHARES	%
SÉ SUPERMERCADOS LTDA	13,357,467	99.99
ENÉAS CÉSAR PESTANA NETO	10	0.01
TOTAL	13,357,477	100

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED OPINION

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1.
We have performed a special review of the accompanying Quarterly Financial Information (“ITR”) of Companhia Brasileira de Distribuição (“the Company”) and of Companhia Brasileira de Distribuição and subsidiaries for the quarter ended September 30, 2007, including the balance sheets, statements of income, report on the Company’s performance and other significant information in accordance with accounting practices adopted in Brazil. The quarterly financial information of investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios (which significant amounts are mentioned in note 7) and Miravalles Empreendimentos e Participações S.A. (which significant amounts are mentioned in note 9) for the quarter ended September 30, 2007 were reviewed by other independent auditors. Our special review report, insofar as it relates to the amounts of assets, liabilities and results of those investees, is based solely on the limited reviews of those independent auditors.

2.
Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (“IBRACON”) and the Federal Board of Accountancy (“CFC”), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operating areas regarding the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3.
Based on our special review and on the limited review reports issued by other independent auditors, we are not aware of any material modification that should be made to the Quarterly Financial Information referred in the first paragraph for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (“CVM”) regulations specifically applicable to the preparation of Quarterly Financial Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information, referred to in the first paragraph, taken as a whole. The statements of cash flows and of added value of Companhia Brasileira de Distribuição and of Companhia Brasileira de Distribuição and subsidiaries for the nine-month periods ended September 30, 2007, and 2006, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries, are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and on the quarterly information reviewed by other independent auditors, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter ended September 30, 2007, taken as a whole.

São Paulo, November 12, 2007,

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Citeroni
Partner CRC -1SP170652/O-1

18.02 – COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY

Subsidiary/Associated Company: NOVASOC COMERCIAL LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SE SUPERMERCADOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: SENDAS DISTRIBUIDORA S.A.

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

Subsidiary/Associated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA

See Item 08.01 – Comments on the Consolidated Performance during the Quarter

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTORS RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTORS RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE QUARTERLY INFORMATION	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE DURING THE QUARTER	54
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	55
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	56
07	01	CONSOLIDATED STATEMENT OF INCOME	58
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	59
09	01	INVESTMENT IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	68
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	69
16	01	OTHER SIGNIFICANT INFORMATION	71
17	01	UNQUALIFIED REPORT ON THE SPECIAL REVIEW	76
		NOVASOC COMERCIAL LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	77
		SE SUPERMERCADOS LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	78
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	79
		VERSALHES COM. PROD. ELETRÔNICOS LTDA
18	02	COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARY/ASSOCIATED COMPANY	80

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 14, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.